Exhibit 1.2
Management’s Discussion
and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2019

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “2019 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and the 2019 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). Pan American’s significant accounting policies are set out in Note 3 of the 2019 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost", “cash costs”, "total debt", “working capital", “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost”, “cash costs ”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the 2019 Financial Statements.
Any reference to “cash costs” or “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

CORE BUSINESS AND STRATEGY
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.

•	Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.

•	Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.

•	Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP
Governance
Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. We believe that our current corporate governance systems meet or exceed these requirements.
Our Board oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent as at December 31, 2019. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Nominating and Governance Committee, appointed by the Board, oversees the effective functioning of the Board and the implementation of governance best practices.
We believe that good corporate governance is important to the effective performance of the Company, and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Corporate Social Responsibility
The Health, Safety, Environment, and Communities Committee, appointed by the Board, provides oversight for the corporate social initiatives of the Company and reports directly to the Board. We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Supporting education for children and adults by contributing to teacher’s salaries, and offering scholarships at local and national levels.

•	Promoting community health with an emphasis on immunizations, optometry, and oral health.

•	Improving nutrition, focusing on children and women.

•	Promoting tourism and local areas of interest.

•	Encouraging economic activity by strengthening the production chain of livestock breeding, and the development of alpaca textiles for product commercialization in North America.
Climate Action
We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. We are committed to doing our part to ensure an orderly transition to a prosperous low-carbon world.

As one of the largest primary producers of silver in the world, sustainable solutions to climate change are embedded in our purpose as a company. The silver we produce is a key material in solar energy and electrical applications, thereby supporting the transition to a lower carbon economy. Our silver and other products can contribute to displacing a much greater amount of fossil fuel carbon emissions than the direct carbon emissions our operations generate.

We are committed to reducing our carbon footprint by setting realistic short and medium term targets, and supporting research and conservation efforts both near our operations and globally. We are also improving our existing public disclosure regarding our greenhouse gas emissions, ensuring that recognition of climate risks are part of our business plan and stakeholder development strategies.

We support the recommendations from the Task Force on Climate Related Financial Disclosure ("TCFD"), and we are working towards implementing those TCFD recommendations, targeting 2021 for the release of our first report aligned with the TCFD recommendations. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual Sustainability Reports.
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize and mitigate the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure. We are actively implementing the Mining Association of Canada’s Towards Sustainable Mining program at all our mines.
In 2019 our efforts were centered around integrating our new assets from the Tahoe acquisition within our existing environmental management strategy and teams. This included a specific focus on environmental stewardship and communication at the Escobal mine in Guatemala, incorporating the new operations into the Towards Sustainable Mining program, environmental auditing of the La Arena and Shahuindo mines, and changing the Closure and Decommissioning Liability calculation methods for La Arena and Shahuindo to our standard methodology.
We build and operate mines in varied environments across the Americas. From the Patagonian plateau in Argentina, to the Sierra Madre in Mexico, to Northern Ontario in Canada our mines are generally located in isolated places

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have the potential to impact surrounding habitats and communities.
We manage environmental challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the rocks of each new mineral deposit or historic waste facilities. The data collected often significantly advances scientific knowledge about the environments and regions where we work.
The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.
Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and to report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues ; such as: waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.
We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staff from all mines participate in the audits, which improves integration and consolidation of company-wide standards across our operations. In 2019, audits were conducted on the Manantial Espejo, La Arena, and Shahuindo mines. In 2018, audits were conducted on the San Vicente, Huaron and Morococha mines . No material issues were identified in either the 2019 or 2018 environmental audits.

2019 HIGHLIGHTS
Integration of Tahoe Resources Inc. ("Tahoe")
On February 22, 2019, the Company completed the previously announced transaction whereby Pan American acquired all of the issued and outstanding shares of Tahoe (the "Tahoe Acquisition"). Tahoe was a publicly traded precious metals mining company with a diverse portfolio of mines and projects including the following principal mines: La Arena and Shahuindo in Peru; Timmins West and Bell Creek in Canada (together "Timmins"); and Escobal in Guatemala, where operations have been suspended since June 2017 (together the "Acquired Mines"). The Company now operates three gold mines as a result of the Tahoe Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting in this MD&A.
All production, operating and financial results of the Acquired Mines (including cash costs and AISC amounts) reported in this MD&A and included in the Company's consolidated results, reflect only the results from February 22, 2019 onwards. Further details of the Tahoe Acquisition are provided in the "Acquisition of Tahoe" section of this MD&A.
Operations & Project Development

•	Silver production of 25.9 million ounces
Consolidated silver production for 2019 of 25.9 million ounces was 1.1 million ounces more than in 2018, mainly reflecting additional production at Dolores, La Colorada, Huaron, and the Acquired Mines, partially offset by lower production from Manantial Espejo and Morococha. 2019 silver production was in-line with the most recent 2019 forecast range of 25.3 million ounces to 26.3 million ounces, as provided in the Company’s Q3 2019 MD&A dated November 6, 2019 (the "November 2019 Forecast").

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

•	Gold production of 559.2 thousand ounces
Consolidated gold production for 2019 of 559.2 thousand ounces was 380.3 thousand ounces more than in 2018, reflecting additional production from the Acquired Mines, and was in-line with the November 2019 Forecast range of 550.0 thousand ounces to 600.0 thousand ounces.

•	Base metal production
Zinc production in 2019 was 67.6 thousand tonnes, slightly higher than both the 2018 zinc production and management's November 2019 Forecast production of 65.0 thousand tonnes to 67.0 thousand tonnes.
Lead production in 2019 was 27.3 thousand tonnes, 22% higher than 2018 lead production and higher than management's November 2019 Forecast production of 24.0 thousand tonnes to 25.0 thousand tonnes.
Copper production in 2019 was 8.7 thousand tonnes, 11% lower than 2018 copper production and lower than management's November 2019 Forecast production of 9.8 thousand tonnes to 10.3 thousand tonnes.
Financial

•	Revenue, net earnings, and operating cash flows
Revenue in 2019 of $1,350.8 million was up 72% from 2018, driven mainly by increased quantities of gold sold from the Acquired Mines' gold production, and from increased precious metals prices.
Net earnings in 2019 were $111.2 million ($0.55 basic earnings per share), which was a $99.2 million increase from 2018 net earnings of $12.0 million ($0.07 basic earnings per share). The increase was primarily driven by: a $128.4 million increase in mine operating earnings, largely from the Acquired Mines; an $85.0 million increase in investment income, mainly related to the appreciation of the Company's approximately 17% equity interest in New Pacific Metals Corp ("New Pacific"). The increase was partially offset by: increased income taxes, mine care and maintenance costs primarily related to the suspended Escobal mine, and higher interest costs related to amounts drawn on the Company's revolving credit facility (the "Credit Facility"). Net earnings in 2019 included impairment charges of $40.1 million compared to impairments of $27.8 million in 2018, the impairment charges in each year were on the Company's Argentine operating assets.
Adjusted earnings in 2019 were $158.0 million ($0.78 basic adjusted earnings per share), which was $98.6 million higher than 2018 adjusted earnings of $59.4 million ($0.39 basic adjusted earnings per share).
Net cash generated from operating activities in 2019 was $282.0 million, $127.1 million higher than 2018. The increase was driven by higher income and related cash-flows.

•	Liquidity and working capital
As at December 31, 2019, the Company had cash and short-term investment balances of $238.2 million, working capital of $517.2 million, and $225.0 million available under its $500.0 million revolving credit facility. Total debt of $316.2 million was related to the drawn portion of the Credit Facility and the financing of lease liabilities, which were partially attributable to the new lease accounting standard (IFRS-16) adopted on January 1, 2019, as discussed in the "Changes in Accounting Standards" section of this MD&A.

•	Cash costs per ounce sold
Silver Segment 2019 cash costs were $6.39 per silver ounce sold, in-line with the November 2019 Forecast range of $6.00 to $7.00 per silver ounce sold.
Gold Segment 2019 cash costs related to the Acquired Mines were $712 per gold ounce sold, which was lower than the November 2019 Forecast range of $725 to $775 per gold ounce sold.
Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the 2019 Financial Statements.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

•	All-in Sustaining Costs per ounce sold (“AISC”)
Silver Segment 2019 AISC were $10.46 per silver ounce sold, in-line with the November 2019 Forecast range of $9.50 to $11.00 per silver ounce sold.
Gold Segment 2019 AISC were $948 per gold ounce sold, which was lower than the November 2019 Forecast of $1,000 to $1,100 per gold ounce sold.
Consolidated 2019 AISC per silver ounce sold, including by-product credits from the Acquired Mines' gold production, were $4.44 per silver ounce sold, which was lower than the November 2019 Forecast range of $6.00 to $7.50 per silver ounce sold.
AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to the 2019 Financial Statements.

2020 OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A. We may revise forecasts during the year to reflect actual results to date and those anticipated for the remainder of the year. The 2020 production, cash costs and AISC outlooks for each mine are further discussed in the "2020 Mine Operation Forecasts" section of this MD&A.
2020 Silver and Gold Production, Cash Costs and AISC Forecasts:

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada	8.5 - 8.7	4.0 -5.0	3.00 - 4.00	5.50 - 6.50
Dolores	4.5 - 5.0	133.5 - 143.5	(8.50) - (5.50)	4.25 - 6.25
Huaron	3.8 - 3.9	0.5	9.25 - 11.00	12.50 - 14.25
Morococha (92.3%)(2)	2.6 - 2.8	1.3 - 1.5	9.50 - 11.75	13.50 - 15.50
San Vicente (95.0%)(3)	3.5 -3.6	0.5	14.00 - 15.00	16.00 - 17.00
Manantial Espejo/COSE/Joaquin	4.0 - 4.3	33.2 - 36.5	16.75 - 17.75	18.50 - 19.50
Total(4,5)	26.8 - 28.3	173.0 - 187.5	5.75 - 7.50	10.25 - 11.75
Gold Segment:
Shahuindo	0.2	162.0 - 172.5	700 - 750	1,070 - 1,150
La Arena	—	125.0 - 135.0	800 - 850	1,120 - 1,200
Timmins	—	165.0 - 180.0	950 - 1,000	1,090 - 1,170
Total(4,5)	0.2	452.0 - 487.5	820 - 870	1,090 - 1,170
Total Production(5)	27.0 - 28.5	625.0 - 675.0
Consolidated Silver Basis(4)			n/a(6)	4.50 - 6.50

(1)
Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The cash costs and AISC forecasts assume average metal prices of $17.50/oz for silver, $1,525/oz for gold, $2,350/tonne ($1.07/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.34 for the Peruvian sol ("PEN"), 73.64 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOB"), and $1.30 for the Canadian dollar ("CAD").

(2)	Morococha data represents Pan American’s 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American’s 95.0% interest in the mine's production.

(4)
As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative costs, and exploration and project development expenses are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for the Silver and Gold Segments.

(5)	Totals may not add due to rounding.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

(6)
Pan American will no longer be providing guidance for cash costs on a Consolidated Silver Basis, determining that AISC guidance is a more appropriate measure of reflecting costs on a Consolidated Silver Basis.

The Company expects 2020 silver production of between 27.0 million and 28.5 million ounces, representing between a 4% and 10% increase over the 2019 consolidated production of 25.9 million ounces. Production increases are expected at La Colorada, Manantial Espejo, and Morococha. Production at San Vicente and Huaron is expected to be generally consistent with 2019, while production at Dolores is expected to be slightly lower than 2019. The increase in silver production at La Colorada is expected to be achieved by increasing throughput rates through mine mechanizations, debottlenecking efforts, and infrastructure upgrades. At Manantial Espejo, the expected increase reflects the COSE and Joaquin mine projects coming into production in 2020, and thereby increasing feed grades. At Morococha, the increase is due to mine sequencing into higher silver grade zones. The expected decrease in silver production at Dolores is driven by open pit sequencing into lower silver grade ore zones partially offset by leach sequencing that is expected to draw-down heap silver inventories.
Gold production in 2020 is expected to be between 625 thousand and 675 thousand ounces, which is an increase of between 12% and 21%. The increase is expected primarily from production from a full calendar year of the Acquired Mines, higher gold grades at Dolores due to open pit sequencing, and the addition of COSE production at the Manantial Espejo operation, and partially offset by lower ore tonnages at La Arena from mine sequencing.
Silver Segment cash costs for 2020 are forecast to be between $5.75 and $7.50 per payable ounce of silver, while Silver Segment AISC are expected to be between $10.25 and $11.75 per ounce, which compare to 2019 Silver Segment Cash costs and AISC of $6.39 and $10.46, respectively. Silver Segment per ounce cost metrics are expected to be similar to 2019, based on assumptions for modest escalation in wages and certain consumables as well as higher concentrate treatment and refining charges, offset by higher by-product gold production at Dolores, higher throughputs at La Colorada and higher by-product gold prices. An increase in sustaining capital expenditures is also expected to impact the 2020 AISC, as further described in the following sections.
Gold Segment cash costs for 2020 are forecast to be between $820 and $870 per payable ounce of gold, while Gold Segment AISC are expected to be between $1,090 and $1,170 per ounce, which compare to 2019 Gold Segment cash costs and AISC of $712 and $948, respectively. The expected increase in the Gold Segment per ounce cost metrics is primarily due to increased capital spending on waste dumps and leach pads at Shahuindo and La Arena and equipment replacements at Timmins, which partly reflects the deferral of major projects from 2019 into 2020. In addition, the cost increase reflects a modest increase in operating costs, as further described in the following sections, and assumptions for modest escalation in wages and certain consumables.
Consolidated AISC (on a silver basis, net of by-product credits) in 2020 is forecast to be between $4.50 and $6.50 compared to the $4.44 per ounce recorded in 2019. The expected increase in AISC is largely driven by the same factors expected to increase the Gold Segment AISC discussed above.
2020 Consolidated Base Metal Production Forecasts:

	Zinc (kt)	Lead (kt)	Copper (kt)
Consolidated Production	67.5 - 70.5	27.5 - 29.5	9.3 - 10.3
Base metal production is expected to increase for zinc, lead and copper in 2020 compared to 2019. The expected increase in zinc and lead production reflects higher sulphide ore throughput at La Colorada, partially offset by mine sequencing into lower grades at Huaron, Morococha, and San Vicente. Copper production is expected to increase at Morococha and San Vicente as a result of mine sequencing.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

2020 Capital Expenditure Forecasts
In 2020, Pan American expects sustaining capital investments of between $225.0 million and $240.0 million, which is an increase from the $179.1 million invested in 2019. In addition, Pan American expects to invest between $22.0 million and $27.0 million in project capital, primarily to advance the skarn deposit at La Colorada. The following table details the forecast capital investments at the Company's operations and projects in 2020:

2020 Forecast Capital Investment ($ millions)
La Colorada	15.5 - 16.5
Dolores	55.0 - 58.0
Huaron	9.0 - 10.0
Morococha	7.5 - 9.0
San Vicente	6.0 - 7.0
Manantial Espejo/COSE/Joaquin	4.0 - 5.5
Shahuindo	63.0 - 65.0
La Arena	42.0 - 44.0
Timmins	23.0 - 25.0
Sustaining Capital Total	225.0 - 240.0
La Colorada Skarn project	16.0 - 18.0
Timmins Expansion	4.0 - 5.0
Other	2.0 - 4.0
Project Capital Total	22.0 - 27.0
Total Capital	247.0 - 267.0
The forecast 2020 sustaining capital is related primarily to the following activities:

•
La Colorada - underground mechanization equipment additions, mine equipment refurbishments and replacements, underground ventilation infrastructure improvements, tailing storage facility expansions and near-mine exploration;

•	Dolores - heap leach pad and pond expansions, open pit mine waste pre-stripping activities and mine equipment refurbishments;

•	Huaron - mine equipment replacements, mine deepening and near-mine exploration;

•	Morococha - near-mine exploration and underground mine equipment additions and replacements;

•	San Vicente - underground mine equipment refurbishments and replacements and near-mine exploration;

•	Manantial Espejo - near-mine exploration and mill upgrades to accept the COSE and Joaquin ores;

•	Shahuindo - heap leach pad expansions, waste rock storage facility expansions, lease payments from a fleet expansion initiated in 2019, land purchases and near-mine exploration;

•	La Arena - open pit mine waste pre-stripping activities, waste rock storage facility expansions and land purchases; and,

•	Timmins - tailings storage facility expansions, underground mine equipment replacements and refurbishments and near-mine exploration.
Forecast 2020 project capital consists of:

•	La Colorada - continued exploration drilling and early stage engineering and metallurgical testing for the skarn discovery;

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

•
Timmins - an approximate 20% expansion of the Bell Creek mine, including the purchase of additional mine equipment and debottlenecking and upgrading certain components of the plant to maximize the benefits of the improved efficiencies resulting from the commissioning of the Bell Creek shaft in February 2019; and,

•	Other - includes remaining payments for the COSE and Joaquin mine developments in Argentina, and advancements in the engineering and permitting for a future plant relocation at Morococha.
2020 Care & Maintenance and General & Administrative Expense Forecast
Forecast care and maintenance expense for 2020 is $21.5 million to $23.0 million, and is made up of $19.0 million to $20.0 million on the Escobal mine and $2.5 million to $3.0 million related to the Navidad project. Annual corporate general and administrative expense, including share-based compensation, is forecast to be between $35.0 million and $37.0 million in 2020.
2020 Exploration Expenditures Forecast
Exploration expenditures in 2020, including both amounts that will be expensed and capitalized, are expected to total $37.5 million to $39.5 million, comprised of: (1) $18.5 million to $19.5 million for 186,000 metres of near-mine brownfield exploration drilling for reserve replacement, which is included in the forecast for 2020 sustaining capital expenditures, (2) $11.5 million to $12.5 million in regional, greenfield exploration in Peru, Mexico and Canada; and (3) $7.5 million for 44,000 metres of drilling on the La Colorada skarn discovery, which is included in the forecast for 2020 project capital expenditures.
2020 Mine Operation Forecasts
Management's expectations for each mine’s 2020 operating performance, including production, cash costs, and AISC, are provided below:
La Colorada mine
Silver production is forecast to be between 8.5 million ounces and 8.7 million ounces in 2020 which is 4% to 6% more than the 8.2 million ounces produced in 2019. The increase is driven by an expected 4% increase in throughput from additional debottlenecking, mine mechanizations, and better backfill availability.
Cash costs per silver ounce in 2020 are forecast to be between $3.00 and $4.00 compared to the $2.99 achieved in 2019. The increase is primarily related to higher treatment and refining charges due to deteriorating concentrate treatment terms and lower average zinc price assumptions.
AISC in 2020 is forecast to be between $5.50 and $6.50 per silver ounce, which is 21% to 43% higher than the $4.54 achieved in 2019. The increase is largely driven by the higher treatment and refining charges, as well as an expected $5.8 million to $6.8 million increase in sustaining capital, as previously described.
Dolores mine
Silver production is forecast to be between 4.5 million ounces and 5.0 million ounces in 2020, which is 0.1 million ounces to 0.6 million ounces lower than the 5.1 million ounces produced in 2019. The decrease is primarily driven by planned mine sequencing into lower silver grade zones, partially offset by leach sequencing that is expected to reduce the heap silver inventory. Conversely, the mine sequencing is also expected to increase gold production. Gold production in 2020 is forecast to be between 133.5 thousand ounces and 143.5 thousand ounces, which is between 15.8 thousand ounces to 25.8 thousand ounces higher than the 117.6 thousand ounces produced in 2019.
Cash costs per silver ounce in 2020 are forecast to be between negative $8.50 and negative $5.50, which is a decrease from 2019 cash costs of $3.09, due primarily to increased gold credits from higher gold production and price assumptions.
AISC in 2020 is forecast to be between $4.25 and $6.25 per silver ounce, compared to 2019 AISC of $15.45 (inclusive of net realizable value ("NRV") inventory adjustments that increased AISC by $1.60 in 2019). Excluding the effect of

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

2019 NRV adjustments, AISC is expected to decrease from 2019 due to the same factors affecting year-over-year cash costs, partially offset by a $5.3 million to $8.3 million expected increase in sustaining capital expenditures, as described previously.
Huaron mine
Silver production is forecast to be between 3.8 million ounces to 3.9 million ounces in 2020, comparable to the 3.8 million ounces produced in 2019. Base metal production is expected to decrease slightly as a result of lower grades from mine sequencing.
Cash costs per silver ounce in 2020 are forecast to be between $9.25 and $11.00, which is higher than the 2019 cash costs of $4.15 per ounce. The increase reflects higher treatment and refining charges, decreased base metal credits due to a combination of a lower zinc price assumption and lower by-product base metal grades, and assumptions for modest escalation in wages and consumables.
AISC for 2020 is forecast to between $12.50 and $14.25 per silver ounce, which is higher than the $7.74 per ounce achieved in 2019 as a result of the increase in cash costs mentioned previously.
Morococha mine
Silver production is forecast to be between 2.6 million ounces to 2.8 million ounces in 2020 which is higher than the 2.5 million ounces produced in 2019, as a result of slight increases to throughput, grades and recoveries. Zinc and lead production are expected to be consistent with 2019, while copper production is expected to increase considerably as a result of mine sequencing.
Cash costs per silver ounce in 2020 are forecast to be between $9.50 and $11.75, which is $5.15 to $7.40 higher than 2019 cash costs of $4.35 per ounce. The increase reflects higher treatment and refining charges, lower zinc price assumptions, and assumptions for modest escalation in wages and certain consumable costs, partially offset by increased copper and silver production.
AISC is forecast to be between $13.50 and $15.50 per silver ounce, which is $3.42 to $5.42 higher than the $10.08 per ounce reported in 2019. The increase is due to the same factors affecting year-over-year cash costs, partially offset by an expected decrease in sustaining capital expenditures, as previously described.
San Vicente mine
Silver production is forecast to be between 3.5 million ounces and 3.6 million ounces in 2020, which is in-line with 2019 production, with anticipated throughput increases being partially offset by lower grades from mine sequencing. Zinc production is expected to decrease by 15% and copper is expected to increase by 18%, both due to mine sequencing.
Cash costs per silver ounce in 2020 are forecast to be between $14.00 and $15.00, which is between $2.23 and $3.23 per ounce higher than 2019 cash costs of $11.77 per ounce due to: operating cost increases from government mandated wage increases; cost escalation for certain consumables; higher treatment and refining charges; and, lower overall base metal credits due to lower zinc production and prices; partially offset by lower royalties and increased copper production.
AISC for 2020 is forecast to be between $16.00 and $17.00 per silver ounce, which is between $2.92 to $3.92 per ounce higher than the $13.08 per ounce recorded in 2019, due to the same factors impacting cash costs previously mentioned.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Manantial Espejo mine
Silver production is forecast to be between 4.0 million ounces to 4.3 million ounces in 2020, which is between 54% and 65% higher than the 2.6 million ounces produced in 2019. Gold production in 2020 is forecast to be between 33.2 thousand ounces and 36.5 thousand ounces, which is between 48% and 63% higher than the 22.4 thousand ounces produced in 2019. The expected increase in production is attributable to the addition of higher-grade COSE and Joaquin ore processed at the Manantial Espejo plant as these projects ramp-up to production following their development in 2019.
Cash costs per silver ounce in 2020 are forecast to be between $16.75 to $17.75, which is below 2019 cash costs of $19.59, primarily as a result of higher grade ore production from COSE and Joaquin displacing low-grade stockpile ores, particularly in the second half of 2020 as these mines ramp up production rates.
AISC for 2020 is forecast to be between $18.50 and $19.50 per silver ounce, which is a slight increase from the $18.43 per ounce reported in 2019. AISC in 2019 benefited from a $3.35 per ounce cost-decreasing NRV adjustment.
Shahuindo mine
Gold production is forecast to be between 162.0 thousand to 172.5 thousand ounces in 2020, which is higher than the 145.4 thousand ounces produced in 2019, primarily the result of additional production from a full year of operations.
Cash costs per gold ounce in 2020 are forecast to be between $700 and $750, which is higher than 2019 cash costs of $570 due to increases in operating costs from higher expected employee profit participation payments, greater leach reagent consumption aimed at optimizing recovery rates, and higher community expenses.
AISC for 2020 is forecast to be between $1,070 and $1,150 per gold ounce, which is higher than the 2019 AISC of $807 per ounce as a result of the increase in cash costs mentioned previously, as well as higher sustaining capital as previously described.
La Arena mine
Gold production is forecast to be between 125.0 thousand ounces to 135.0 thousand ounces in 2020, which is higher than the 122.5 thousand ounces produced in 2019. Higher gold grades and recoveries and additional production from a full year of operations are expected to offset lower throughput as a result of higher waste mining anticipated in 2020.
Cash costs per gold ounce in 2020 are forecast to be between $800 and $850, which is higher than 2019 cash costs of $644 due to higher leach pumping costs from an increase in heap heights, the introduction of geotechnical pre-split drilling to optimize the ultimate open pit layback sequencing, which also encounters lower ore production at a higher waste strip ratio.
AISC for 2020 is forecast to be between $1,120 and $1,200 per gold ounce, which is $78 to $158 higher than the $1,042 per ounce reported in 2019 due to the increase in cash costs previously mentioned, partially offset by anticipated lower sustaining capital expenditures, as previously described.
Timmins mine
Gold production is forecast to be between 165.0 thousand ounces to 180.0 thousand ounces in 2020, which is higher than the 143.8 thousand ounces produced in 2019 due to additional production from a full year of operations and increased daily throughput from an approximately 20% mill expansion, largely offset by lower gold grades to optimize the mineral reserve cut-off grade to maximize life of mine profitability.
Cash costs per gold ounce in 2020 are forecast to be between $950 and $1,000, slightly higher than the 2019 cash costs of $904 as increases in operating costs from higher mining and milling rates are expected to be largely offset by higher gold production.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

AISC for 2020 is forecast to be between $1,090 and $1,170 per gold ounce, which is higher than 2019 AISC of $998 per ounce as a result of higher sustaining capital, as previously described.

2019 OPERATING PERFORMANCE
Consolidated 2019 Operating Results
Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and twelve month periods ended December 31, 2019 and 2018, except for the Acquired Mines, which for the twelve months ended December 31, 2019 only include production from the February 22, 2019 acquisition date:

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2019	2018	2019	2018
La Colorada	2,080	2,074	8,206	7,617	1.3	1.2	4.6	4.4
Dolores	1,287	824	5,122	4,081	26.1	29.4	117.6	136.6
Huaron	935	965	3,796	3,561	0.2	0.2	1.0	0.8
Morococha(1)	554	740	2,456	2,881	0.2	0.2	1.4	2.1
San Vicente(2)	877	937	3,528	3,544	0.1	0.1	0.5	0.5
Manantial Espejo	817	587	2,599	3,092	6.7	6.2	22.4	34.6
Shahuindo	54	—	137	—	43.5	—	145.4	—
La Arena	11	—	26	—	48.4	—	122.5	—
Timmins	6	—	18	—	47.3	—	143.8	—
Total (3)	6,622	6,128	25,886	24,776	173.9	37.2	559.2	178.9

(1)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(2)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(3)	Totals may not add due to rounding.
Silver Production
2019 consolidated silver production of 25.89 million ounces was 4% higher than the 24.78 million ounces produced in 2018. Dolores, Huaron, and La Colorada drove the increases, primarily due to increased grades and a higher ratio of ounces produced to placed on the heap at Dolores given higher pulp agglomeration plant throughput and increased throughput at the other two operations. The increase was partially offset by lower production at Morococha and Manantial Espejo, primarily due to lower grades at both operations, while Manantial Espejo was also affected by lower throughput. Consolidated silver production in Q4 2019 of 6.62 million ounces was 8% higher than the 6.13 million ounces produced in the fourth quarter of 2018 ("Q4 2018"). Dolores and Manantial Espejo drove the increase, primarily due to increased grades due from mine sequencing at both operations partially offset by heap sequencing that lead to a lower ratio of ounces produced to placed at Dolores. The increase was partially offset by lower production at Morococha, primarily due to lower grades from mine sequencing.
Gold Production
Consolidated gold production in 2019 of 559.2 thousand ounces was more than three times the 178.9 thousand ounces produced in 2018. The increase was attributable to gold production from the Acquired Mines, which totaled 411.7 thousand ounces, partially offset by lower production at Manantial Espejo as a result of higher throughput from low grade stockpiles due to a delay in the COSE and Joaquin mine developments, and at Dolores due to mine

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis For the years ended December 31, 2019 and 2018 sequencing. Similarly, consolidated gold production in Q4 2019 of 173.9 thousand ounces was more than four times the 37.2 thousand ounces produced in Q4 2018. Q4 2019 production from the Acquired Mines totaled 139.3 thousand ounces of gold.
Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Base Metal Production
The following table provides the Company’s base metal production for the three-month and twelve-month periods ended December 31, 2019 and 2018:

	Base Metal Production
	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Zinc - kt	16.6	18.5	67.6	64.8
Lead - kt	7.2	6.3	27.3	22.4
Copper - kt	2.3	2.2	8.7	9.8
Zinc production in 2019 was consistent with 2018 production, driven by higher sulphide ore throughput at La Colorada, which was partially offset by lower grades at San Vicente.
Lead production in 2019 was 22% higher than 2018, resulting primarily from higher sulphide ore throughput at La Colorada and higher grades at Morococha from mine sequencing.
Copper production in 2019 was 11% lower than 2018, driven by lower grades and recoveries at Morococha from mine sequencing. Each operation’s by-product production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Per Ounce Measures
The Company currently operates three gold mines as a result of the Tahoe Acquisition. Consequently, the Company's operations have been divided into silver and gold segments for the purposes of reporting cash costs and AISC, as set out in the table below. Based on the changed production profile of the Company and increased gold production following the Tahoe Acquisition, the Company has determined it necessary to expand the calculating and reporting of operating production, cash costs, and AISC metrics into two segments. The quantification of both the current cash costs and AISC measures is described in detail, and where appropriate reconciled to the 2019 financial statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following table reflects the cash costs and AISC net of by-product credits at each of Pan American’s operations for the three and twelve months ended December 31, 2019, as compared to the same periods in 2018 for the Silver Segment mines and since February 22, 2019 for the newly acquired Gold Segment mines:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2019	2018(2)	2019	2018(2)	2019	2018(3)	2019	2018(3)
La Colorada	4.30	2.46	2.99	2.26	5.80	5.93	4.54	4.63
Dolores	2.64	6.30	3.09	(1.81)	9.33	35.36	15.45	16.36
Huaron	5.34	2.42	4.15	1.79	9.44	9.71	7.74	7.95
Morococha	10.85	(0.58)	4.35	(4.43)	18.83	6.19	10.08	1.59
San Vicente	14.38	10.20	11.77	9.83	16.50	13.59	13.08	12.20
Manantial Espejo	15.47	23.03	19.59	14.83	16.94	27.94	18.43	16.83
Silver Segment Consolidated	7.80	5.82	6.39	3.36	11.37	14.69	10.46	9.48
Shahuindo	605	—	570	—	970	—	807	—
La Arena	580	—	644	—	764	—	1,042	—
Timmins	884	—	904	—	984	—	998	—
Gold Segment Consolidated	693	—	712	—	901	—	948	—
Consolidated per silver ounce sold(4):
All Operations	(8.63)	5.82	(4.89)	3.36	1.04	16.19	4.44	10.77
All Operations before NRV inventory adjustments	(8.63)	5.82	(4.89)	3.36	0.96	13.69	4.45	9.72

(1)
Cash costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the 2019 Financial Statements.

(2)
Silver Segment cash costs per ounce sold are calculated based on cash costs, net of by-product credits divided by per ounce of silver sold and they are therefore different from previously reported 2018 "cash costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 cash cost per ounce sold.

(3)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(4)
Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.

Cash Costs
Consolidated silver basis cash costs were negative $4.89 per ounce and negative $8.63 per ounce for 2019 and Q4 2019, down $8.25 and $14.45 from the comparable 2018 periods, respectively, primarily as a result of the increase in gold by-product credits from the newly acquired Gold Segment mines. These decreases were partially offset by increased Silver Segment cash costs due to a combination of lower base metal prices, higher treatment and refining charges and higher cost per ounce at Morococha and higher annual operating costs per ounce at San Vicente and Manantial Espejo. Consolidated silver basis cash costs reflect the cash costs at both the silver and gold segments of the Company's operations, and are based on total silver ounces sold net of by-product credits from all metals other than silver.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

AISC
Consolidated silver basis AISC for 2019 and Q4 2019 were $4.44 per ounce and $1.04 per ounce, respectively, representing decreases of $6.33 and $15.15 per ounce, respectively, from the corresponding 2018 periods. The decreases were primarily the result of the same factors driving the decreased cash costs, as well as a reduction in cost-increasing NRV adjustments. Sustaining capital expenditures decreased for the Silver Segment mines, but increased as a whole due to the addition of the newly Acquired Mines. Consolidated AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver.
2019 Operating Results versus 2019 Guidance
The following table sets out the various 2019 annual metal production, cash costs, AISC and capital expenditures guidance provided by Management. The Original Guidance was provided in our Annual 2018 MD&A dated March 12, 2019, and was based on Pan American's assets prior to the closing of the Tahoe Transaction. The May Guidance was provided in the Company's MD&A dated May 8, 2019, and incorporated forecasts for the newly Acquired Mines. "NC" in the table below denotes no changes to the previously provided guidance. Guidance was updated in the Company's MD&A dated August 7, 2019 and again in the Company's MD&A dated November 6, 2019 to reflect reductions in select anticipated cost metrics as well as a delay in the COSE and Joaquin projects in Argentina, which impacted our expected production of gold and silver.

	Original Guidance	May Guidance	August Guidance	November Guidance	2019 Actual
Silver Production - Moz	26.5 - 27.5	26.6 - 27.6	25.3 - 26.3	NC	25.9
Gold Production - koz	162.5 - 172.5	570.0 - 620.0	550.0 - 600.0	NC	559.2
Zinc Production - kt	65.0 - 67.0	NC	NC	NC	67.6
Lead Production - kt	24.0 - 25.0	NC	NC	NC	27.3
Copper Production - kt	9.8 - 10.3	NC	NC	NC	8.7
Silver Segment Cash Costs ($ per ounce)	-	6.50 - 7.50	NC	6.00 - 7.00	6.39
Gold Segment Cash Costs ($ per ounce)	-	740 - 810	NC	725 - 775	712
Consolidated Silver Basis Cash Costs ($ per ounce)	6.50 - 7.50	(2.25) - 0.50	(3.30) - (1.80)	(5.50) - (3.80)	(4.89)
Silver Segment AISC ($ per ounce)	-	9.75 - 11.25	NC	9.50 - 11.00	10.46
Gold Segment AISC ($ per ounce)	-	1,025 - 1,125	NC	1,000 - 1,100	948
Consolidated Silver Basis AISC ($ per ounce)	10.80 - 12.30	7.75 - 10.75	7.00 - 9.00	6.00 - 7.50	4.44
Sustaining Capital ($ millions)	85 - 90	203 - 213	NC	NC	179.1
Project Capital ($ millions)	30	40	45	NC	43.6
The following section compares our guidance following the Tahoe acquisition (the "May Guidance") to actual results achieved in 2019.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Silver and Gold Production versus May Guidance
Metal figures presented are in ounces or tonnes of metal produced.

	2019 Silver Production (million ounces)		2019 Gold Production (thousand ounces)
	Guidance (1)	Actual	Guidance (1)	Actual
Silver Segment:
La Colorada	8.0 - 8.2	8.2	4.1 - 4.8	4.6
Dolores	5.2 - 5.5	5.1	114.5 - 120.0	117.6
Huaron	3.6 -3.7	3.8	0.5	1.0
Morococha(2)	2.8 -2.9	2.5	1.2 - 1.5	1.4
San Vicente(2)	3.5 - 3.7	3.5	0.3	0.5
Manantial Espejo	3.4 - 3.6	2.6	42.0 - 45.0	22.4
Silver Segment Total(3)	26.5 - 27.5	25.7	162.5 - 172.5	147.5
Gold Segment:
Shahuindo	0.1	0.1	135.0 - 165.0	145.4
La Arena	—	—	117.5 - 122.5	122.5
Timmins	—	—	155.0 - 160.0	143.8
Gold Segment Total(3)	0.1	0.2	407.5 - 447.5	411.7
Total(3)	26.6 - 27.6	25.9	570.0 - 620.0	559.2

(1)	Guidance amount per the May Guidance.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.
Silver Production
Consolidated 2019 silver production was 25.9 million ounces, which was 3% lower than the 26.6 million ounces at the low-end of the May Guidance range. The slight production shortfall was primarily the result of the postponement of commercial production from the COSE and Joaquin projects following the ground fall accident reported in June, 2019, deferring start-up of these projects into 2020, as communicated in previous MD&A reports.
Gold Production
Consolidated 2019 gold production was 559.2 thousand ounces which is 2% lower than the 570.0 thousand ounce low-end of the May Guidance range. Similarly, the gold production shortfall was primarily due to the postponement of COSE production into 2020.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Base Metal Production versus May Guidance
Metal figures presented are in ounces or tonnes of metal produced.

	2019 Zinc Production (thousand tonnes)		2019 Lead Production (thousand tonnes)		2019 Copper Production (thousand tonnes)
	Guidance (1)	Actual	Guidance (1)	Actual	Guidance (1)	Actual
La Colorada	18.7 - 19.5	21.0	9.5 - 9.8	11.1	-	-
Huaron	17.7 - 18.0	18.1	8.5 - 8.8	9.2	5.7 - 5.9	6.0
Morococha(2)	22.6 - 23.0	22.5	5.3 - 5.7	6.6	2.8 - 3.1	1.8
San Vicente(2)	6.0 - 6.5	6.0	0.7	0.4	1.3	0.8
Total(3)	65.0 - 67.0	67.6	24.0 - 25.0	27.3	9.8 - 10.3	8.7

(1)	Guidance amount per the May Guidance.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.
2019 based metal production was largely in-line with Management's guidance, the differences being attributable to a combination of grade differentials from mine sequencing and throughputs.
Cash Costs and AISC versus May Guidance:
The following table summarizes 2019 cash costs and AISC compared to the May Guidance on a per ounce basis, net of by-product credits.

	2019 Cash Costs(1) ($ per ounce)		2019 AISC(1) ($ per ounce)
	Guidance (2)	Actual	Guidance (2)	Actual
Silver Segment:
La Colorada	2.50 - 3.50	2.99	3.50 - 4.50	4.54
Dolores	4.50 - 5.50	3.09	14.00 - 16.00	15.45
Huaron	6.00 - 7.00	4.15	7.50 - 9.25	7.74
Morococha	3.10 - 4.00	4.35	7.00 - 9.00	10.08
San Vicente	10.60 - 11.50	11.77	12.25 - 13.50	13.08
Manantial Espejo	17.00 - 18.50	19.59	17.75 - 19.50	18.43
Total(3)	6.50 - 7.50	6.39	9.75 - 11.25	10.46
Gold Segment:
Shahuindo	550 - 625	570	875 - 1,000	807
La Arena	800 - 850	644	1,275 - 1,325	1,042
Timmins	890 - 940	904	1,025 - 1,075	998
Total(3)	740 - 810	712	1,025 - 1,125	948
Consolidated Silver Basis(3,4)	(2.25) - 0.50	(4.89)	7.75 - 10.75	4.44

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the 2019 Financial Statements. The cash costs and AISC Forecasts assumed the following 2019 average metal prices: $14.50/oz for silver, $1,250/oz for gold, $2,600/tonne ($1.18/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, and $6,150/tonne ($2.79/lb) for copper; and average annual exchange rates relative to 1 USD of 19.50 for the MXN, 3.33 for the PEN, 41.80 for the ARS, 6.91 for the BOB, and $1.30 for the CAD.

(2)	Guidance amount per the May Guidance.

(3)
As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

(4)	Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Cash Costs
Silver segment cash costs of $6.39 per ounce were below Management's May Guidance range of $6.50 to $7.50 per ounce, primarily as a result of lower than expected cash costs at Dolores and Huaron being partly offset by higher than expected cash costs at Morococha, San Vicente and Manantial Espejo. Lower cash costs at Dolores were mainly the result of increased gold production, as expected, and higher than assumed gold prices. Lower cash costs at Huaron were mainly due to higher than guidance silver production and lower than expected treatment and refining charges. Manantial Espejo's cash costs were higher than guidance due to the production shortfall previously discussed, partially offset by lower costs from currency devaluation and higher gold prices. Morococha and San Vicente's higher cash costs reflect lower by-product credits from lower than expected base metal prices, increased costs, and lower production than guidance.
Gold segment cash costs of $712 per ounce were below the lower end of the May Guidance due largely to lower direct operating costs at La Arena and Timmins. At La Arena, lower operating costs were primarily related to administrative costs, whereas at Timmins the lower costs were related to a weaker Canadian dollar than assumed and better than expected efficiencies from the new shaft at Bell Creek.
Consolidated cash costs of negative $4.89 per ounce were $2.64 lower than the low-end of the May Guidance, driven primarily from higher than expected gold production and prices.
AISC
Silver segment AISC of $10.46 per silver ounce was within Management's May Guidance range. 2019 AISC reflects the same factors affecting cash costs, partially offset by higher sustaining capital per ounce due to the lower than expected silver production, despite lower than forecast sustaining capital spending.
Gold Segment AISC of $948 per gold ounce was below the low end of the May Guidance range, reflecting the same factors affecting cash costs, as well as lower sustaining capital due to the deferral of certain projects into 2020.
Consolidated AISC, calculated on a silver ounce basis, of $4.44 was well below the low end of the May Guidance, primarily as a result of higher by-product credits from higher than assumed gold prices, and lower than expected sustaining capital expenditures in the Gold Segment operations.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Capital Expenditures versus Forecast:
The following table summarizes the 2019 capital expenditures compared to the Updated 2019 Forecast:

	2019 Capital Expenditure ($ millions)
	Guidance (1)	Actual
La Colorada	6.5 – 7.0	9.7
Dolores	53.0 – 54.0	49.7
Huaron	6.5 – 7.5	10.9
Morococha	11.0 – 12.0	12.6
San Vicente	6.5 – 7.5	5.0
Manantial Espejo	1.5 – 2.0	2.8
Shahuindo	47.5 – 49.0	29.9
La Arena	54.0 – 56.0	47.6
Timmins	16.5 – 18.0	11.0
Sustaining Capital Sub-total	203.0 - 213.0	179.1
Morococha projects	2.5	2.3
Mexico projects	7.5	11.5
Joaquin and COSE projects	20.0	23.8
Acquired Mines Projects	10.0	6.1
Project Capital Sub-total	40.0	43.6
Total Capital	243.0 – 253.0	222.7

(1)	Guidance amount per the May Guidance.
Sustaining capital expenditures were $23.9 million less than the low end of the May Guidance range, driven primarily by deferrals of certain sustaining capital projects in the Gold Segment mines, particularly at Shahuindo. Project capital expenditures in 2019 were largely consistent with guidance amounts.
Individual Mine Performance
An analysis of performance at each operation in 2019 compared with 2018 follows. The project capital amounts invested in 2019 are further discussed in the "Project Development Update" section of this MD&A. The Gold Segment Mines were acquired on February 22, 2019, and as such, the financial and operating results of these mines have only been reported, and included in the Company's consolidated results, from this date forward. As all comparative 2018 period amounts are nil, they have been excluded from the tables and the analysis.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

La Colorada mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	197.1	187.4	768.7	726.0
Average silver grade – grams per tonne	358	375	361	358
Average zinc grade - %	2.85	3.10	3.10	2.83
Average lead grade - %	1.70	1.50	1.65	1.40
Production:
Silver – koz	2,080	2,074	8,206	7,617
Gold – koz	1.28	1.16	4.61	4.40
Zinc – kt	4.85	5.09	20.97	17.79
Lead – kt	2.92	2.44	11.15	8.84

Cash costs(1)	$4.30	$2.46	$2.99	$2.26

Sustaining capital - ('000s)(2)	$1,957	$5,364	$9,721	$15,462

AISC(1)	$5.80	$5.93	$4.54	$4.63

Payable silver sold - koz	1,770	1,780	7,583	7,069

(1)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
Sustaining capital expenditures exclude $2.9 million and $11.1 million investing activity cash outflows for Q4 2019 and full year 2019, respectively (Q4 2018 and full year 2018: $2.8 million and $7.0 million respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.

2019 versus 2018
Production:

•	Silver: 8% increase, driven primarily by higher throughput of sulphide ore and higher silver grades in the oxide ores from mine sequencing as expected.

•	By-products: 18% and 26% increase in zinc and lead, respectively, primarily from the higher throughput of sulphide ore as expected.
Cash Costs: were 32% higher than in 2018; the increase reflects higher than anticipated operating costs largely driven from underground mine ventilation development shortfalls, initial mechanization implementations, higher treatment and refining charges due to a deteriorating concentrate market and lower zinc and lead prices, which more than offset higher production.
Sustaining Capital: primarily related to investments in mechanization equipment, underground infrastructure, lease payments for equipment and offices, and near-mine exploration activities. The decrease in sustaining capital relates to lower expenditures in equipment replacements and refurbishments, and tailings dam expenditures, as anticipated.
AISC: the 2% decrease was the result of lower sustaining capital more than offsetting the drivers that increased cash costs, as described previously.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Dolores mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes placed - kt	1,856.7	1,818.5	6,777.0	6,903.3
Average silver grade – grams per tonne	42	25	38	31
Average gold grade – grams per tonne	0.62	0.68	0.60	0.85
Production:
Silver – koz	1,287	824	5,122	4,081
Gold – koz	26.1	29.4	117.6	136.6

Cash costs(1)	2.64	6.30	3.09	(1.81)

Sustaining capital - ('000s)(2)	8,106	13,255	49,660	48,842

AISC(1)	9.33	35.36	15.45	16.36

Payable silver sold - koz	1,402	870	4,924	4,205

(1)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
Sustaining capital expenditures exclude $nil and $0.4 million investing activity cash outflows for Q4 2019 and full year 2019, respectively (Q4 2018 and full year 2018: $0.3 million and $10.6 million respectively) related to final payables for the pulp agglomeration plant and underground mine projects.

2019 versus 2018
Production:

•
Silver: the 26% increase was primarily the result of higher grades from mine sequencing as expected partially offset by leach sequencing that resulted in additional silver being inventoried on the heaps.

•	Gold: the 14% decrease was due to lower grades from mine sequencing, partially offset by increased recoveries from improved leach kinetics, as expected.
Cash Costs: increased $4.90 per ounce due to lower by-product credits from lower gold production, partially offset by higher silver production and higher gold prices.
Sustaining Capital: consistent year-over-year and primarily related to pre-stripping and leach pad expansions in both periods.
AISC: decrease of 6% due to the factors affecting cash costs being offset by a decrease in NRV adjustments.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Huaron mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	252.3	252.0	994.0	935.0
Average silver grade – grams per tonne	140	142	142	142
Average zinc grade - %	2.49	2.49	2.38	2.44
Average lead grade - %	1.32	1.22	1.22	1.18
Average copper grade - %	0.85	0.78	0.81	0.76
Production:
Silver – koz	935	965	3,796	3,561
Gold – koz	0.21	0.22	0.97	0.79
Zinc – kt	4.95	4.82	18.07	17.38
Lead – kt	2.50	2.16	9.22	8.05
Copper – kt	1.57	1.52	6.02	5.44

Cash costs(1)	$5.34	$2.42	$4.15	$1.79

Sustaining capital - ('000s)	$2,834	$6,099	$10,936	$17,761

AISC(1)	$9.44	$9.71	$7.74	$7.95

Payable silver sold – koz	736	858	3,253	3,094

(1)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2019 versus 2018
Production:

•	Silver: 7% higher primarily due to higher throughput.

•	By-products: increased lead, copper and zinc production of 15%, 11% and 4%, respectively, primarily from higher throughput, and higher lead and copper grades due to mine sequencing, as expected.
Cash Costs: $2.36 per ounce higher due primarily from lower base metal prices, partially offset by increased production of all metals.
Sustaining Capital: primarily related to equipment leases, near mine exploration, mine deepening, and equipment replacements and refurbishments. The year-over-year decrease is primarily related to the reduced spending on the tailings storage facility expansion and mine deepening projects, as the former was completed in 2018 and the latter nears completion.
AISC: a decrease of 3% due to the same factors affecting year-over-year cash costs, being fully offset by decreased sustaining capital.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Morococha mine(1)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled – kt	176.5	163.0	686.2	672.0
Average silver grade – grams per tonne	112	154	126	149
Average zinc grade - %	3.55	4.02	3.76	3.80
Average lead grade - %	1.17	1.09	1.21	0.92
Average copper grade - %	0.44	0.44	0.44	0.66
Production:
Silver – koz	554	740	2,456	2,881
Gold – koz	0.23	0.19	1.39	2.09
Zinc – kt	5.46	5.78	22.50	22.17
Lead – kt	1.61	1.40	6.56	4.69
Copper – kt	0.46	0.45	1.83	3.30

Cash costs (2)	$10.85	$(0.58)	$4.35	$(4.43)

Sustaining capital - ('000s)(3)	$3,945	$4,357	$12,599	$15,038

AISC(2)	$18.83	$6.19	$10.08	$1.59

Payable silver sold (100%) - koz	515	674	2,335	2,652

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(3)
Sustaining capital expenditures exclude $0.8 million and $2.3 million investing activity cash outflows for Q4 2019 and full year 2019, respectively, related to investment capital incurred on the Morococha project, as disclosed in the “Project Development Update” section of this MD&A (Q4 2018 and full year 2018, nil).

2019 versus 2018
Production:

•	Silver: 15% lower, primarily due to lower grades from mine sequencing.

•	By-products: a 40% increase in lead and 45% decrease in copper, both related to mine sequencing into higher lead ore zones. Zinc production was consistent year-over-year.
Cash Costs: $8.78 per ounce higher, due primarily to lower base metal prices and lower silver and copper production, as well as higher direct unit operating costs and treatment and refining charges.
Sustaining Capital: primarily related to expanded near-mine exploration, equipment replacements and refurbishments, and equipment and office leases. The decrease is primarily related to lower ventilation and mill capital.
AISC: $8.49 per ounce increase, primarily driven by the same factors affecting year-over-year cash costs.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

San Vicente mine (1)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled – kt	91.1	88.3	349.7	332.9
Average silver grade – grams per tonne	328	372	345	362
Average zinc grade - %	1.80	3.66	2.16	2.77
Average lead grade - %	0.15	0.32	0.14	0.34
Average copper grade - %	0.30	0.37	0.31	0.40
Production:
Silver – koz	877	937	3,528	3,544
Gold – koz	0.13	0.12	0.48	0.50
Zinc – kt	1.31	2.82	6.01	7.47
Lead – kt	0.13	0.26	0.42	0.78
Copper – kt	0.22	0.22	0.85	1.02

Cash costs (2)	$14.38	$10.20	$11.77	$9.83

Sustaining capital - ('000s)	$2,048	$1,637	$4,960	$6,983

AISC(2)	$16.50	$13.59	$13.08	$12.20

Payable silver sold (100%) - koz	1,001	502	4,003	3,054

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2019 versus 2018
Production:

•	Silver: consistent year-over-year as higher throughput was offset by lower grades, as expected.

•	By-products: decreased lead, zinc and copper production of 46%, 20% and 17%, respectively, as a result of lower base metal grades due to the mine sequencing, largely as expected.
Cash costs: $1.94 per ounce increase due to lower base metal grades and prices, higher treatment and refining charges, and higher direct unit costs; partially offset by lower royalties, all in line with expectations.
Sustaining Capital: expenditures primarily relate to mine equipment replacements and rehabilitations, near-mine exploration, and mine site and camp infrastructure. The year-over-year decrease is due to the completion of a tailings storage facility expansion in 2018 and a shortfall in completing planned projects in 2019.
AISC: a $0.88 per ounce increase due to the same factors affecting year-over-year cash costs, partially offset by lower sustaining capital.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Manantial Espejo mine

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Tonnes milled - kt	186.5	198.5	708.6	804.4
Average silver grade – grams per tonne	150	95	127	135
Average gold grade – grams per tonne	1.21	0.98	1.08	1.42
Production:
Silver – koz	817	587	2,599	3,092
Gold – koz	6.71	6.19	22.41	34.55

Cash costs (1)	$15.47	$23.03	$19.59	$14.83

Sustaining capital - ('000s)	$696	$436	$2,757	$2,827

AISC(1)	$16.94	$27.94	$18.43	$16.83

Payable silver sold - koz	928	615	2,460	3,086

(1)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
2019 versus 2018
Production:

•
Silver and gold: 16% and 35% decreases, respectively, primarily from lower throughput due to the temporary suspension in operations following the accident at COSE reported in June 2019 and the processing of lower grade stockpiles from the lack of higher grade ores due to project delays.

Cash costs: a $4.76 per ounce increase from lower sales of silver and gold, as well as higher direct selling costs due to the export tax introduced in September 2018.
Sustaining Capital: consistent with prior year, and primarily related to near-mine exploration and certain mill improvements to adapt for the COSE and Joaquin ores.
AISC: a $1.60 per ounce increase as the factors affecting year-over-year cash costs were partially offset by an increase in cost-decreasing NRV inventory adjustments.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Gold Segment Mines
The Gold Segment Mines were acquired on February 22, 2019, and as such, the financial and operating results of these mines have only been reported, and included in the Company's consolidated results, from this date forward. All comparative 2018 period amounts for the Acquired Mines are nil.

	Three months ended December 31,			Year ended December 31,
	Shahuindo	La Arena	Timmins	Shahuindo	La Arena	Timmins
Tonnes milled - kt	3,449.4	5,311.8	473.9	11,218.8	11,189.7	1,480.7
Average silver grade – grams per tonne	7	—	—	8	—	—
Average gold grade – grams per tonne	0.58	0.41	3.17	0.60	0.41	3.18
Production:
Silver – koz	54.21	10.81	5.53	136.62	26.16	17.53
Gold – koz	43.52	48.43	47.33	145.37	122.52	143.77

Cash costs(1)	$605	$580	$884	$570	$644	$904

Sustaining capital - ('000s)(2)	$14,156	$8,382	$4,066	$29,873	$47,557	$11,035

AISC(1)	$970	$764	$984	$807	$1,042	$998

Payable gold sold - koz	39.85	48.06	46.40	133.30	124.21	143.30

(1)	Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.

(2)
Timmins sustaining capital expenditures exclude $0.1 million and $2.7 million of investing activity cash outflow for Q4 2019 and full year 2019, respectively, and related primarily to reduction in accounts payable balances from the Bell Creek shaft project completed prior to acquisition. Shahuindo sustaining capital expenditures exclude $0.1 million and $3.4 million of investing activity cash outflow for Q4 2019 and full year 2019, respectively, relating to project development, as disclosed in the “Project Development Update” section of this MD&A.

Shahuindo
Production: gold production of 145.4 thousand ounces was within the May Guidance range of 135.0 thousand ounces to 165.0 thousand ounces.
Cash Costs: of $570 per ounce of gold were within the May Guidance range of $550 to $625 per ounce.
Sustaining Capital: primarily comprised of leach pad construction and mining equipment, and reflect the deferral in completion of several sustaining capital projects into 2020.
AISC: of $807 per ounce of gold were lower than the May Guidance range of $875 to $1,000, as a result of deferrals in sustaining capital expenditures into 2020.
La Arena
Production: gold production of 122.5 thousand ounces was at the high end of the May Guidance range of 117.5 thousand ounces to 122.5 thousand ounces.
Cash Costs: of $644 per gold ounce were lower than the May Guidance range of $800 to $850 per ounce, due to higher than expected mining costs being classified as capitalized pre-stripping activities as well as lower than expected administrative costs.
Sustaining Capital: primarily comprised of greater than expected classification of mining costs to capitalized pre-stripping activities, leach pad and waste storage facility construction, mine infrastructure upgrades, and land purchases. 2019 sustaining capital was below Management's expectations, as completion of certain sustaining capital projects were deferred into 2020.
AISC: of $1,042 per ounce of gold was lower than the May Guidance range of $1,275 to $1,325, primarily due to better than expected gold sales, lower administrative costs, and lower sustaining capital.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Timmins
Production: gold production of 143.8 thousand ounces was below the May Guidance range of 155.0 thousand ounces to 160.0 thousand ounces largely due to reducing the cut-off grade in an effort to maximize life-of-mine profitability.
Cash Costs: of $904 per ounce of gold are within the May Guidance range of $890 to $940 per ounce.
Sustaining Capital: primarily comprised of exploration, equipment rebuilds and infrastructure upgrades. 2019 sustaining capital was below Management's forecasted range, as completion of certain sustaining capital projects were deferred into 2020.
AISC: was $998 per ounce of gold, which is below the lower end of the May Guidance range of $1,025 to $1,075, due to the factors previously described.

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in 2019 as compared to 2018.

Project Development Investment(1)	Three months ended December 31,		Year ended December 31,
(thousands of USD)
	2019	2018	2019	2018
Mexico Projects	2,891	3,128	11,469	17,648
Joaquin and COSE Projects	5,622	10,022	23,754	27,053
Morococha Projects	804	—	2,284	—
Acquired Mines Projects	187	—	6,120	—
Total	9,504	13,150	43,627	44,701

(1)
Amounts provided in the table above, including prior year amounts, reflect cash-outflows for project capital in the respective periods. Amounts provided in similar tables of previous MD&As represented amounts capitalized as part of the projects in the period reported. As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during the period may be different than the project investment cash outflows in the period.

Mexico Projects:
The Company spent $11.5 million in 2019, primarily related to exploration drilling activities for the La Colorada skarn deposit discovery first announced in October 2018, for which the Company published an initial resource on December 11, 2019.
Joaquin and COSE Projects:
The Company spent a combined $23.8 million in 2019 on the COSE and Joaquin projects, in order to substantially complete the development of both projects. As a result of the aforementioned accident at COSE, development of both the COSE and Joaquin projects were delayed to reassess and re-engineer ground control systems. Both mines are expected to begin ramp-up ore production rates in 2020.
Morococha Project:
Project capital spending at Morococha during 2019 related to the installation of a power-line to the existing processing plant and advancing engineering and permitting work, all related to a future relocation for the plant.
Acquired Mines Projects:
The Company spent $6.1 million during 2019, primarily related to completing the crushing and agglomeration plant at Shahuindo and the mine shaft and paste plant projects at Bell Creek projects that were started by Tahoe before the Tahoe Acquisition.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

OVERVIEW OF 2019 FINANCIAL RESULTS
Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results in the quarters and years presented below are volatility of realized metal prices, and the timing of sales, which varies with the timing of shipments. The fourth quarter of both 2019 and 2018 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31 (1)	June 30 (1)	Sept 30 (1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings (loss)(2)	$15,770	$37,740	$77,168	$98,610	$229,288
Earnings (loss) for the period attributable to equity holders	$2,783	$5,053	$50,975	$51,927	$110,738
Basic earnings (loss) per share	$0.02	$0.02	$0.26	$0.25	$0.55
Diluted earnings (loss) per share	$0.02	$0.02	$0.26	$0.25	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099

(1)
Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.

(2)
Concurrent with the Tahoe Acquisition, the Company classified the Timmins mines as a discontinued operation held for sale and, in the third quarter, reclassified to be a continuing operation after a change in Management's intentions. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.

(3)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2018	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$206,961	$216,460	$187,717	$173,357	$784,495
Mine operating earnings	$55,124	$54,851	$(4,412)	$(4,666)	$100,897
Earnings for the period attributable to equity holders	$47,376	$36,187	$(9,460)	$(63,809)	$10,294
Basic earnings per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Diluted earnings per share	$0.31	$0.24	$(0.06)	$(0.42)	$0.07
Cash flow from operating activities	$34,400	$66,949	$41,699	$11,930	$154,978
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.140
Other financial information
Total assets					$1,937,476
Total long-term financial liabilities(1)					$96,828
Total attributable shareholders’ equity					$1,508,212

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

2017	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$198,687	$201,319	$190,791	$226,031	$816,828
Mine operating earnings	$32,875	$44,782	$47,818	$43,285	$168,760
Earnings for the period attributable to equity holders	$19,371	$35,472	$17,256	$48,892	$120,991
Basic earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Diluted earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Cash flow from operating activities	$38,569	$42,906	$63,793	$79,291	$224,559
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.100
Other financial information
Total assets					$1,993,332
Total long-term financial liabilities(1)					$90,027
Total attributable shareholders’ equity					$1,516,850

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.
Income Statement: 2019 versus 2018
Net earnings of $111.2 million were recorded in 2019 compared to $12.0 million in 2018, which corresponds to basic earnings per share of $0.55 and $0.07, respectively.
The following table highlights the difference between net earnings in 2019 compared with 2018:

Net earnings, year ended December 31, 2018 (in thousands of USD)		$12,041	Note
Increased revenue:
Increased realized metal prices	$63,792
Higher quantities of metal sold	515,563
Increased direct selling costs	(20,732)
Increased positive settlement adjustments	7,641
Total increase in revenue		$566,264	(1)
Increased cost of sales:
Increased production costs and increased royalty charges	$(331,709)		(2)
Increased depreciation and amortization	(106,164)		(3)
Total increase in cost of sales		$(437,873)
Increased investment income net of other expense		83,711	(4)
Increased income tax expense		(50,121)	(5)
Increased mine care and maintenance		(23,662)	(6)
Increased interest and finance expense		(21,143)	(7)
Increased impairment charges		(12,261)	(8)
Increased general and administrative expense		(9,103)	(9)
Decreased net gain on asset sales, commodity contracts and derivatives		(4,666)
Increased foreign exchange gains		4,323
Decreased transaction costs		2,714
Increased share of income from associate and dilution gain		1,566
Increased exploration and project development expense		(546)
Net earnings, year ended December 31, 2019		$111,244

1.
Revenue for 2019 was $1.4 billion, a $566.3 million increase from the $784.5 million of revenue recognized in 2018. The major factor driving the increase was $515.6 million in additional quantities of metal sold, primarily from the addition of the newly acquired Gold Segment mines, and $63.8 million from higher precious

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis For the years ended December 31, 2019 and 2018 metal prices net of lower base metal prices. Partially offsetting this increase were increased selling costs, mainly from deteriorating concentrate treatment terms and additional export taxes in Argentina.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each year:

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Silver(1) – koz	$16.34	15.61	24,676	23,160
Gold(1) – koz	$1,406	1,272	548.2	173.9
Zinc(1) – kt	$2,535	2,846	60.0	54.6
Lead(1) – kt	$1,997	2,189	25.7	20.6
Copper(1) – kt	$5,973	$6,519	7.6	9.2

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Realized prices for silver and gold increased by 5% and 11%, respectively, in 2019 compared to 2018, whereas realized prices for zinc, lead and copper decreased by 11%, 9% and 8%, respectively.
Gold, silver, lead and zinc quantities sold in 2019 increased by 215%, 7%, 25%, and 10% compared to 2018, respectively, whereas copper quantities sold decreased by 18%. The changes were primarily the result from production changes previously described.

2.
Production and royalty costs in 2019 were $331.7 million higher than in 2018. The increase was mainly attributable to production costs being $350.3 million higher largely due to: (i) additional production costs from the newly Acquired Mines ($325.0 million); (ii) increased production costs at Dolores, San Vicente and Morococha, primarily from inflationary pressures, and at La Colorada from higher sales volumes; partially offset by (iii) lower production costs at Manantial Espejo due primarily to the depreciation of the ARS; and, (iv) a $24.7 million reduction in negative NRV charges. Royalty charges in 2019 were $6.0 million higher, due primarily to royalty charges at the Timmins mines acquired in 2019.

3.
Depreciation and amortization ("D&A") was $106.2 million higher than in 2018, largely as a result of additional depreciation expense from the Acquired Mines of $79.8 million, and increased depreciation at Dolores due to a higher asset base.

4.
Investment income in 2019 was $84.7 million compared to a loss of $0.3 million in 2018, the increase reflects the fair value mark-to-market adjustment of the Company's equity investments for which prices appreciated during 2019, primarily from it's approximately 17% equity interest in New Pacific.

5.
Income tax expense for the year ended December 31, 2019 increased to $71.3 million compared to $21.1 million in 2018. The $50.1 million year-over-year increase in income tax expense was mainly due to the increase in earnings before taxes from 2018 to 2019.

6.
Care and maintenance costs totaled $23.7 million in 2019 and related primarily to the Company's Escobal mine where operations are currently suspended. The Escobal mine was acquired in February 2019 as part of the Tahoe Acquisition therefore there are no comparable expenses from 2018.

7.
Interest and finance costs of $29.3 million in 2019 increased by $21.1 million from 2018, reflecting the interest expense relating to the debt drawn on the Credit Facility, and increased interest expense related to IFRS 16 leases.

8.
Impairment charges of $40.1 million ($40.1 million, net of tax expense) were recorded in 2019, with impairment charges of $27.8 million recorded in 2018. Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis For the years ended December 31, 2019 and 2018 amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year-end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges should be reversed, at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of December 31, 2019 impairment charges totaling $40.1 million (2018 - charges of $27.8 million) were required on Manantial Espejo.
2019 Impairment - Manantial Espejo
A recent increase in Argentina export taxes, announced in January 2020, combined with the delayed commencement of production from the COSE and Joaquin deposits, and the deteriorated Argentina economy led management to conclude that there was an indication of impairment to its Argentine operating assets, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2019, the Company determined that the combined CGU carrying amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities, of $63.6 million was higher than the combined estimated recoverable amount of $23.5 million when using a 9.75% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $40.1 million ($40.1 million, net of tax).
2018 Impairment - Manantial Espejo
The decrease in short term analyst consensus silver prices and the introduction of an export tax of three to four Argentine pesos per Dollar of export in September 2018, led management to conclude that there was an indication of impairment to its operating assets in Argentina, namely the Manantial Espejo mine, and the COSE and Joaquin projects. As at December 31, 2018, the Company determined that the combined CGU carrying amount of the Manantial Espejo mine and the Joaquin and COSE development projects, including mineral properties, plant and equipment, and stockpile inventories, net of associated closure and decommissioning liabilities, of $68.1 million was greater than the combined estimated recoverable amount of $39.3 million when using a 7.25% risk adjusted discount rate. Based on this assessment, the Company recorded an impairment charge related to the Manantial Espejo mineral property, and the COSE and Joaquin projects, of $27.8 million ($27.8 million, net of tax).
Key assumptions and sensitivity:
The metal prices used to calculate the recoverable amounts at December 31, 2019 and December 31, 2018 are based on analyst consensus prices:

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Metal prices used at December 31, 2019:

Metal Prices	2020-2022 average
Silver - $/oz	$17.94
Gold - $/oz	$1,474
Metal prices used at December 31, 2018:

Metal Prices	2019-2022 average
Silver - $/oz	$17.07
Gold - $/oz	$1,300

In 2019, the discount rates used to present value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital which was calculated as 3.7% (2018 – 5.3%), with rates applied to the various mines and projects ranging from 4.0% to 12.3% (2018 - 4.5% to 9.8%), depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are individual metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2019, the Company performed a sensitivity analysis on all key assumptions that assumed a 10% adverse change to each individual assumption while holding the other assumptions constant.
At December 31, 2019, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the Shahuindo, La Arena, Timmins, La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2018, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to FVLCTS through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.

9.
General and Administrative expense was $31.8 million in 2019 compared to $22.6 million in 2018. The $9.1 million increase reflects the increased size and composition of the Company as a result of the Tahoe Acquisition. The share-based compensation of $4.4 million in 2019 was higher than the share-based compensation of $3.0 million in 2018, a result of the increased size and share price of the Company.

Statement of Cash Flows: 2019 versus 2018
Cash flow from operations in 2019 totaled $282.0 million, $127.1 million more than the $155.0 million generated in 2018. The increase was due to the additional operating cash flow from the newly Acquired Mines, which was mostly offset by lower cash mine operating earnings at Dolores and Manantial Espejo due to a combination of lower revenues and higher operating costs per ounce (see "Individual Mine Performance" section of this MD&A), and a $23.7 million increase in use of cash from working capital changes.
Working capital changes in 2019 resulted in a $27.9 million use of cash reflecting a $43.5 million pay down of accounts payable and accrued liabilities partially offset by a $22.8 million draw-down of inventories. These working capital movements compared to a $4.3 million use of cash in 2018, comprised mainly of inventory buildups and decreased provisions, partially offset by accounts payable buildups and collection of receivables.
Investing activities utilized $402.2 million in 2019, inclusive of $39.7 million received from the net sale of short-term investments. The investing cash outflow reflects the $247.5 million investment (net of cash acquired) related to the

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Tahoe Acquisition, as described in the "Acquisition of Tahoe" section of this MD&A, and $205.8 million spent on mineral properties, plant and equipment at the Company’s mines and projects.
In 2018, investing activities utilized $159.2 million, inclusive of $25.6 million used on the net purchase of short-term investments. The balance of 2018 investing activities consisted primarily of spending $144.3 million on mineral properties, plant and equipment at the Company’s mines and projects, and the remaining $7.5 million payment used for the acquisition of the COSE project.
Cash from the sale of certain non-core assets in 2019 and 2018 totaled $10.3 million and $15.8 million, respectively.
Financing activities in 2019 generated $103.3 million compared to a use of $33.1 million in 2018. Financing activities in 2019 were primarily related to the Tahoe Acquisition. The net cash generated consisted of a net $335.0 million drawn on the Company's Credit Facility, described in the "Liquidity and Capital" section of this MD&A, and $125.0 million used to settle Tahoe's previously drawn credit facility. In addition to these acquisition related financing activities, $29.3 million was paid as dividends, $19.3 million of lease repayments were made, and $2.8 million was realized from share issuances from the exercise of stock options in 2019. Financing activities in 2018 consisted of $21.3 million paid as dividends to shareholders, $7.9 million of lease repayments, and $3.0 million used to repay short-term loans.
Adjusted Earnings: 2019 versus 2018
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description, and a reconciliation of these measures to the 2019 Financial Statements.
Adjusted Earnings in 2019 were $158.0 million, representing a basic adjusted earnings per share of $0.78, which was $98.6 million, or $0.39 per share, higher than 2018 adjusted earnings of $59.4 million, and basic adjusted earnings per share of $0.39, respectively.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following chart illustrates the key factors leading to the change in adjusted earnings from 2018 to 2019:

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Income Statement: Q4 2019 versus Q4 2018
Net earnings of $51.7 million was recorded in Q4 2019 compared to net loss of $63.6 million in Q4 2018, which corresponds to basic earnings per share of $0.25 and basic loss per share of $0.42, respectively.
The following table highlights the key items driving the difference between the net earnings in Q4 2019 as compared to the net loss recorded in Q4 2018:

Net loss, three months ended December 31, 2018 (in thousands of USD)		$(63,577)	Note
Increased revenue:
Increased realized metal prices	$62,320
Higher quantities of metal sold	180,560
Increased direct selling costs	(6,862)
Decreased positive settlement adjustments	(4,996)
Total increase in revenue		$231,022	(1)
Increased cost of sales:
Increased production costs and increased royalty charges	$(96,752)		(2)
Increased depreciation and amortization	(30,994)		(3)
Total increase in cost of sales		$(127,746)
Increased investment income net of other expense		32,210	(4)
Increased income tax expense		(19,914)	(5)
Increased share of income from associate and dilution gain		14,428	(6)
Increased impairment charges		(12,261)	(7)
Decreased transaction costs		10,426	(8)
Increased mine care and maintenance		(8,008)	(9)
Increased interest and finance expense		(6,022)	(10)
Increased general and administrative expense		(4,559)
Increased foreign exchange gains		2,564
Increased net gain on asset sales, commodity contracts and derivatives		2,196
Decreased exploration and project development expense		947
Net earnings, three months ended December 31, 2019		$51,706

1.
Revenue for Q4 2019 was $404.4 million, a $231.0 million increase from $173.4 million in Q4 2018. The major factors for the increase were: a $180.6 million variance primarily from increased quantities of precious metals sold due to the additional gold sales from the Acquired Mines and higher silver sales from higher production from the Mexican operations, a $62.3 million price variance from higher realized metal prices for silver, gold and lead; slightly offset by increased direct selling costs, primarily from favorable changes in contract terms relating to concentrate treatment and refining charges, and negative settlement adjustments on concentrate shipments.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
Silver(1) – koz	$17.84	$14.35	6,392	5,299
Gold(1) – koz	$1,479	$1,232	171.0	36.6
Zinc(1) – kt	$2,325	$2,508	15.1	15.6
Lead(1) – kt	$2,078	$1,914	6.1	5.4
Copper(1) – kt	$5,840	$6,098	1.9	2.1

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Increased quarter-over-quarter realized silver, gold, and lead prices of 24%, 20% and 9%, respectively, had the most significant impact on revenues. Zinc and copper price decreases of 7% and 4%, respectively, negatively impacted Q4 2019 revenue.
Sales volumes increased for all metals except zinc and copper. The quantities of silver, gold and lead sold in Q4 2019 were 21%, 367% and 12%, respectively, while quantities of zinc and copper sold decreased by 3% and 6%, respectively.

2.
Production and royalty costs variances were comprised of a $3.3 million increase in royalty costs, largely due to new royalties at the Timmins mines, and a $93.4 million increase in production costs. The quarter-over-quarter production increase reflects new production costs from the Acquired Mines and higher production costs at the Silver Segment mines, mainly Morococha and San Vicente, which was only partially offset by a $12.7 million quarter-over-quarter decrease in cost-increasing NRV inventory adjustments.

3.
D&A expense of $68.2 million in Q4 2019 was $31.0 million higher than in Q4 2018, largely the result of D&A on the Acquired Mines, which totaled $24.0 million, and increased D&A at Dolores on account of higher depreciable asset-bases, as well as from increased quantities of silver sold.

4.
Investment income in Q4 2019 was $33.7 million compared to a loss of $1.4 million in Q4 2018, the increase reflects the fair value mark-to-market adjustment of the Company's equity investments for which prices appreciated during 2019, primarily the Company's investment in New Pacific.

5.
Income tax expense in Q4 2019 was $26.0 million compared to $6.0 million in Q4 2018. The $19.9 million increase was largely attributable to the increase in net earnings before tax and to foreign exchange movements which positively impacted tax assets.

6.
Share of income from associate and dilution gains were $14.2 million in Q4 2019 compared to a $0.2 million expense in Q4 2018, and relate to the Company's investment in Maverix Metals Inc. ("Maverix") which is accounted for using the equity method whereby the Company records its portion of Maverix's net income based on Pan American's fully diluted ownership interest. The quarter over quarter increase was attributable to Maverix issuing common shares in Q4 2019 to acquire certain royalty assets which diluted Pan American's ownership in Maverix and resulted in the recognition of a $13.6 million dilution gain. Maverix did not have a comparable transaction in Q4 2018.

7.
Impairment charges of $40.1 million were recorded in Q4 2019, compared to impairment charges of $27.8 million recorded in Q4 2018. The impairment charges in each quarter related to the previously discussed Manantial Espejo CGU.

8.
Transactions costs incurred in Q4 2018 relate to the Tahoe Acquisition described in the "Acquisition of Tahoe" section of this MD&A. Transaction and integration costs incurred for the Tahoe Acquisition were substantially completed in the third quarter of 2019, and as such there were no comparable costs in Q4 2019.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

9.
Care and maintenance costs totaled $8.0 million in Q4 2019 and related primarily to the Company's Escobal mine where operations are currently suspended. The Escobal mine was acquired in February 2019 as part of the Tahoe acquisition and therefore there were no comparable expenses in Q4 2018.

10.
Interest and finance costs of $8.3 million in Q4 2019 increased by $6.0 million from Q4 2018, reflecting the interest expense relating to the debt drawn on the Credit Facility, and increased interest expense related to IFRS 16 leases.

Statement of Cash Flows: Q4 2019 versus Q4 2018
Cash flow from operations in Q4 2019 totaled $129.5 million, $117.5 million more than the $11.9 million generated in Q4 2018. The increase was largely the result of approximately $114.5 million higher cash mine operating earnings; and a $9.6 million increase in operating cash flows from working capital changes; partially offset by a $4.1 million increase in interest payments and a $2.4 million increase in taxes paid.
The quarter-over-quarter increase in mine operating earnings, excluding non-cash D&A and inventory adjustments, was mainly attributable to the addition of the Acquired Mines and improved cash mine operating earnings at Dolores, which was partially offset by lower operating cash flows at Manantial Espejo due to the impact of lower margins.
Working capital changes in Q4 2019 resulted in a $4.7 million source of cash, comprised mainly of accounts receivable collections and a build up in payables, partially offset by inventory buildups and increased prepaid expenses. Comparatively, working capital changes resulted in a $4.9 million use of operating cash flow in Q4 2018, comprised mainly of inventory buildups offset slightly by payables settlements.
Investing activities utilized $51.5 million in Q4 2019, inclusive of $1.8 million used on the net purchase of short-term investments. The balance of Q4 2019 investing activities related primarily to spending $50.3 million on mineral property, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q4 2018, investing activities utilized $51.0 million inclusive of $10.0 million used on the net purchase of short-term investments. The majority of Q4 2018 investing activity cash flow reflected $42.3 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.
Financing activities in Q4 2019 used $51.9 million compared to $8.7 million in Q4 2018. Cash used in Q4 2019 consisted of $40.0 million of repayments on the Company's Credit Facility, $7.3 million paid as dividends to shareholders, and $5.7 million of lease repayments. In Q4 2018, cash used in financing activities consisted primarily of $5.4 million in dividends to shareholders and $2.2 million of lease repayments.
Adjusted Earnings: Q4 2019 versus Q4 2018
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the 2019 Financial Statements.
Adjusted Earnings in Q4 2019 was $68.9 million, representing a basic adjusted loss per share of $0.33, which was $70.9 million, or $0.34 per share, higher than Q4 2018 adjusted loss of $2.0 million, and basic adjusted loss per share of $0.01.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following chart illustrates the key factors leading to the change in adjusted earnings from Q4 2018 to Q4 2019:

ACQUISITION OF TAHOE
The Company completed the Tahoe Acquisition on February 22, 2019 (the "Closing Date").
In aggregate, Pan American paid Tahoe shareholders $275.0 million in cash, issued 55,990,512 Pan American shares, and issued contingent consideration in the form of 313,887,490 contingent value rights (CVRs). Each CVR will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The CVRs are transferable and have a term of 10 years. Upon closing of the Arrangement, existing Pan American and former Tahoe shareholders owned approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVRs, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding as at the Closing Date).
Revolving credit facility increase and draw-down
The Company amended and extended its revolving credit facility (the "Credit Facility"). The Credit Facility was increased by $200.0 million to $500.0 million in Q1 2019, and now matures on February 1, 2023. At Pan American's option, amounts can be drawn under the Credit Facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio.
In conjunction with the Tahoe Acquisition, the Company drew down $335.0 million on the Credit Facility in Q1 2019 under LIBOR-based interest rates to fund, in part, the cash purchase price under the Arrangement and to repay Tahoe's revolving facility, under which $125.0 million was outstanding at the date of acquisition. The Company repaid $60.0 million of the Credit Facility during 2019.

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Consolidation of Tahoe
The Company reported its initial accounting for the Tahoe Acquisition during the first quarter of 2019 and had a measurement period of up to one year from the acquisition date to adjust any provisional amounts recognized and to recognize new assets and liabilities as a result of new information obtained which existed at the acquisition date. As a result, the Company recorded a deferred tax asset and made adjustments to the deferred tax liabilities and mineral property during the fourth quarter of 2019. The bargain purchase gain recognized on the acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the first quarter's results as a result of changes in the fair values of assets acquired.
Since acquisition on February 22, 2019, the assets acquired from Tahoe contributed revenue of $565.4 million and net income of $124.5 million for the year ended December 31, 2019. Acquisition-related costs of $7.5 million were expensed during the year ended December 31, 2019 were presented as transaction and integration costs.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued/ Issuable	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674

(1)	The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).

(2)
Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 NASDAQ closing price of $14.21).

(3)
Assumed fair value of 3.5 million Tahoe options that upon the Tahoe Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Tahoe Acquisition date, using the following assumptions:

Share price at February 21, 2019 (Canadian dollars, "CAD")	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	0.4075
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273.36
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729.43

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following table summarizes the preliminary and final allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the Tahoe Acquisition:

	Preliminary as reported March 31, 2019	Adjustments	Final as reported December 31, 2019

Total purchase consideration paid for Tahoe	$1,142,674	$—	$1,142,674

Cash and cash equivalents	$27,529	$—	$27,529
Accounts receivable	17,854	300	18,154
VAT Receivable	87,268	224	87,492
Inventory	152,534	(4,325)	148,209
Other current assets	4,135	(2,754)	1,381
Mineral properties, plant and equipment	1,298,037	(58,635)	1,239,402
Other assets	3,450	3,101	6,551
Deferred tax assets	—	30,728	30,728
Accounts payable and accrued liabilities	(159,675)	10,933	(148,742)
Debt	(125,000)	—	(125,000)
Provision for closure and decommissioning liabilities	(70,119)	(7,201)	(77,320)
Net current and deferred income tax liabilities	(62,847)	(2,863)	(65,710)
Fair value of Tahoe net assets acquired	$1,173,166	$(30,492)	$1,142,674

Bargain purchase gain recognized in net earnings on February 22, 2019	$30,492	$(30,492)	$—
We primarily used discounted cash flow models (being the net present value of expected future cash flows) to determine the fair value of the mining interests. Expected future cash flows are based on the timing of commencement of commercial production and estimates of quantities of mineral reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans for the acquired mines as at the acquisition date. The discounted future cash flow models used discount rates with rates applied to the acquired mines ranging from 5% to 9%, depending on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest. Further, the discounted cash flow models were based on the following estimated future metal prices:

Commodity Prices	2019-2022	2023 onwards
Gold price - $/oz.	$1,300	$1,300
Silver price - $/oz	$17.07	$18.50
Zinc - $/tonne	$2,599	$2,600
Lead - $/tonne	$2,171	$2,200

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

LIQUIDITY AND CAPITAL POSITION
Liquidity and Capital

Liquidity and Capital Measures (in $000s)	December 31, 2019	September 30, 2019	December 31, 2018	Q4 2019 Change	2019 Change
Cash and cash equivalents ("Cash")	120,564	94,713	138,510	25,851	(17,946)
Short-term Investments	117,776	82,310	74,004	35,466	43,772
Cash and Short-term investments	238,340	177,023	212,514	61,317	25,826
Working Capital	517,249	459,272	397,846	57,977	119,403
Credit Facility committed amount	500,000	500,000	300,000	—	200,000
Credit Facility amounts drawn	275,000.0	315,000.0	—	(40,000)	275,000
Shareholders' equity	2,467,846	2,450,231	1,513,349	17,615	954,497
Total debt (1)	316,208	360,492	6,676	(44,284)	309,532
Capital (2)	2,545,714	2,633,700	1,307,511	(87,986)	1,238,203

(1)	Total debt is a Non-GAAP measure calculated as the total of amounts drawn on the Revolving Credit Facility, finance lease liabilities and loans payable.

(2)	The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments.
Liquidity
The Company's cash and short-term investments increased by $61.3 million and $25.8 million during Q4 2019 and 2019, respectively. Operating cash flows in Q4 2019 of $129.5 million, which was a Company record, included $14.5 million in tax payments and a $4.7 million release of cash from working capital changes, financed all of the Company's investing and financing activities in the quarter. The significant financing and investing activity cash outflows in the quarter included $50.3 million in payments for mineral property plant and equipment, $40 million in repayment of the Credit Facility and $7.3 million in dividend payments. Additionally, the Company's investment in New Pacific Metals, classified as a short-term investment, increased by $32.1 million in the quarter.
2019 annual operating cash flows of $282.0 million, which included $82.6 million in tax payments and a $27.9 million use of cash from working capital changes, was sufficient to finance the Company's investments in mineral property plant and equipment of $205.8 million, dividends of $29.3 million and lease payments of $19.3 million during the year. The other significant financing and investing activity cash outflows in the year included the cash component of the consideration paid to Tahoe shareholders of $ 247.5 million ($275 million less cash acquired of $27.5 million), proceeds from the Credit Facility of $335 million, repayment of the Tahoe credit facility of $125 million and subsequent repayments of the Credit Facility of $60 million. Additionally, the Company's investment in New Pacific Metals, classified as a short-term investment, increased by $80.6 million in the year.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company (the "Board"), and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at December 31, 2019 of $517.2 million increased by $58 million from September 30, 2019. The strengthening working capital was mainly attributable to the $61.3 million liquidity increase described above, along with a $17.8 million increase in inventories, partially offset by a $11.1 million increase in current liabilities. Since December 31, 2018, working capital increased $119.4 million, primarily from: the $25.8 million liquidity increase described above; a $72.7 million increase in trade and other receivables, and $132 million higher inventory, all partially offset by a net $138.1 million increase in current liabilities.

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Capital Resources
The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, Pan American utilizes a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.
In February 2019, in part related to the Tahoe Acquisition discussed in the "Tahoe Acquisition" section of this MD&A, the Company amended and extended its Credit Facility. The amended Credit Facility was increased by $200.0 million to $500.0 million, and matures on February 1, 2023. At Pan American's option, amounts can be drawn under the amended Credit Facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company drew down US$335 million under the Credit Facility, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Tahoe Acquisition and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which US$125 million had been drawn. The Company repaid $60 million against the Credit Facility prior to December 31, 2019, bring the drawn balance to $275 million at the end of 2019 (2018 - $nil). The Company was in compliance with all covenants required by the Credit Facility.
The Company’s financial position at December 31, 2019, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2020 working capital requirements, commitments, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance or cash flows over the next twelve months cannot be determined with any degree of certainty. The Company has no off-balance sheet arrangements.

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Commitments
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cash flow:

Payments due by period 2019
	Within 1 year	2 - 3 years	4- 5 years	After 5 years	Total
Financial liabilities
Accounts payable and accrued liabilities other than:	$221,488	$—	$—	$—	$221,488
Severance accrual	994	5,967	772	109	7,842
Employee compensation	2,848	—	—	—	2,848
Total accounts payable and accrued liabilities	225,330	5,967	772	109	232,178
Debt
Credit facility	—	—	275,000	—	275,000
Interest	12,952	27,040	—	—	39,992
Provisions(1)(2)	3,979	633	1,350	967	6,929
Income taxes payable	24,770	—	—	—	24,770
Lease obligations	16,221	15,906	7,193	21,675	60,995
Future employee compensation	1,444	8,711	—	—	10,155
Total contractual obligations(2)	$284,696	$58,257	$284,315	$22,751	$650,019

(1)	Total litigation provision as further discussed in Note 17 of the 2019 Financial Statements.

(2)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $3.4 million, long-term $185.1 million) as discussed in Note 17 of the 2019 Financial Statements (2018 - current $1.9 million, long-term $68.6 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (2018 - $20.8 million) discussed in Note 20 of the 2019 Financial Statements, and deferred tax liabilities of $176.8 million (2018 - $148.8 million).

Outstanding Share Amounts
As at December 31, 2019, the Company had approximately 1.1 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $97.26 and a weighted average life of 23 months. Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2019, with an average weighted exercise price of CAD $35.16 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 12, 2020
Common shares	210,002,117
Options (1)	498,878
Total	210,500,995
In January 2019, the Company obtained shareholder approval to increase its authorized share capital from 200 million to 400 million Common Shares without par value.
As part of the consideration payable to Tahoe shareholders in connection with the Tahoe Acquisition, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis, except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of December 31, 2019 was $290.4 million (December 31, 2018 - $159.1 million) using inflation rates of between 0% and 5% (2018 - between 2% and 17%). The inflated and discounted provision on the statement of financial position as at December 31, 2019, using discount rates between 2% and 9% (December 31, 2018 - between 2% and 22%), was $188.5 million (December 31, 2018 - $70.6 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if mine life is extended. Revisions made to the reclamation obligations in 2019 were primarily a result of liabilities for the acquired Tahoe mines, increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.
The accretion of the discount charged in Q4 2019 and 2019 earnings as finance expense were $2.6 million and $9.9 million, respectively (Q4 2018 and 2018 - $1.6 million and $6.5 million, respectively). Reclamation expenditures incurred during Q4 2019 and 2019 were $0.5 million and $2.3 million, respectively (Q4 2018 and 2018 - $2.0 million and $7.8 million, respectively).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. Related party transactions with Maverix have been disclosed in Note 14 of the 2019 Financial Statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Prior period cash costs per ounce reported in previous news releases and MD&As were based on cash costs per ounce of payable silver produced and were net of by-product credits calculated with average market prices applied to all metals produced other than silver. Given the increased complexity of the business with the addition of the new gold operations, the Company determined that conforming the calculation of Cash Costs with a consistent method to that used for AISC, using realized by-product sales as by-product credits and based on per ounce of silver sold, would provide a more consistent per-ounce measure; as such, the comparative Cash Costs amounts in this MD&A have been quantified using the current methodology and are different from those previously reported. As shown in the detailed quantification of consolidated AISC below, corporate general and administrative expense, and exploration and project development expenses are included in the calculation of consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment AISC totals. In prior years these costs were similarly included only in the consolidated all-in-sustaining costs per silver ounce sold ("AISCSOS") metrics and not allocated to each mine's AISCSOS amount; as such, consolidated AISCSOS in previous years included such costs, where total silver segment AISC in the current period does not. A detailed description of how previously reported Cash Costs were quantified is provided in the Company's prior period MD&As.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measures as calculated by the Company, the following tables provide the detailed reconciliation of these measures to the applicable cost items as reported in the consolidated financial statements for the respective periods. All operating results from the mines acquired in the Tahoe acquisition only include results from February 22, 2019 to December 31, 2019 and the year-to-date amounts do not represent a full twelve months of operations.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Consolidated Cash Costs and AISC:

	Three months ended December 31, 2019				Three months ended December 31, 2018(1,2)
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(3)	Silver Segment	Corporate	Consolidated (silver basis)
Production Costs	136,443	93,151		229,594	132,334		132,334
Purchase Price Allocation Inventory Fair Value Adjustment		(1,683)		(1,683)
Net Realizable Value Adjustments	(486)	—		(486)	(13,263)		(13,263)
Direct Operating Costs	135,957	91,468		227,425	119,070		119,070
Royalties	6,024	1,912		7,936	4,601		4,601
Smelting, refining and other direct selling charges (4)	21,148	326		21,474	14,614		14,614
Cash Costs before By-product Credits	163,129	93,706		256,835	138,285		138,285
Silver segment by-product credits (4)	(113,555)	—		—	(107,468)
Gold segment by-product credits (4)	—	(690)		—	—
Consolidated silver basis by-product credits (4)	—	—		(312,015)	—		(107,468)
Cash Costs	49,573	93,016		(55,180)	30,817		30,817

Net Realizable Value Adjustments	486	—		486	13,263		13,263
Sustaining capital (1)	19,584	26,603		46,187	31,150		31,150
Exploration	929	633	1,000	2,562	1,133	2,375	3,509
Reclamation cost accretion	1,652	777	154	2,583	1,475	156	1,631
General & Administrative expense	—	—	10,009	10,009		5,450	5,450
All In Sustaining Costs	72,225	121,029	11,163	6,648	77,839	7,981	85,821

Silver Segment Silver Ounces Sold	6,352	—		—	5,299		—
Gold Segment Gold Ounces Sold	—	134		—	—		—
Total Silver Ounces Sold	—	—		6,392	—		5,299
Cash Costs per Ounce Sold (5)	7.80	693		(8.63)	5.82		5.82
All-In Sustaining Costs per Ounce Sold	11.37	901		1.04	14.69		16.19
All-In Sustaining Costs per Ounce Sold (Excludes NRV Adj.) (7)	11.29	901		0.96	12.19		13.69

(1)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and the inclusion of lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(2)
Production costs used to calculate 2018 and Q4 2018 AISC excludes $3.9 million of costs to produce certain doré metal inventory that was subsequently written-off in full as a result of the inventory being held at a refinery that filed for bankruptcy in November of 2018.

(3)
Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Total silver basis consolidated by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.

See next page for Notes 4, 5, 6, 7 and 8.

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

	Year ended December 31, 2019(6)				Year ended December 31, 2018(1,2)
(In thousands of USD, except as noted)	Silver Segment	Gold Segment (6)	Corporate	Consolidated (silver basis)(3)	Silver Segment	Corporate	Consolidated (silver basis)
Production Costs	516,642	324,655		841,297	511,793		511,793
Purchase Price Allocation Inventory Fair Value Adjustment		(43,395)		(43,395)
Net Realizable Value Adjustments	356	—		356	(24,330)		(24,330)
Direct Operating Costs	516,998	281,260		798,257	487,462		487,462
Royalties	21,413	5,308		26,721	20,673		20,673
Smelting, refining and other direct selling charges (4)	72,898	953		73,851	53,119		53,119
Cash Costs before By-product Credits	611,309	287,521		898,829	561,255		561,255
Silver segment by-product credits (4)	(454,472)	—		—	(483,325)
Gold segment by-product credits (4)	—	(1,968)		—	—
Consolidated silver basis by-product credits (4)	—	—		(1,019,548)	—		(483,325)
Cash Costs	156,836	285,553		(120,718)	77,930		77,930

Net Realizable Value Adjustments	(356)	—		(356)	24,330		24,330
Sustaining capital (1)	90,632	88,464		179,096	106,913		106,913
Exploration(8)	3,195	3,404	3,204	9,803	4,476	6,661	11,138
Reclamation cost accretion	6,605	2,637	661	9,903	5,902	622	6,524
General & Administrative expense			31,752	31,752		22,649	22,649
All In Sustaining Costs	256,913	380,058	35,617	109,480	219,551	29,932	249,484

Silver Segment Silver Ounces Sold	24,559	—		—	23,160		—
Gold Segment Gold Ounces Sold	—	401		—	—		—
Total Silver Ounces Sold	—	—		24,676	—		23,160
Cash Costs per Ounce Sold (5)	6.39	712		(4.89)	3.36		3.36
All-In Sustaining Costs per Ounce Sold	10.46	948		4.44	9.48		10.77
All-In Sustaining Costs per Ounce Sold (Excludes NRV Adj.)(7)	10.48	948		4.45	8.43		9.72
Notes 1, 2 and 3 provided on previous page.

(4)	Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.

(5)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different than previously reported 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 Cash Cost per ounce sold.

(6)	All operating results from the mines acquired in connection with the Tahoe Acquisition are only from February 22, 2019 to December 31, 2019, and do not represent a full twelve months of operations.

(7)	The Company makes net realizable value ("NRV") adjustments, when necessary, to ensure inventory costs do not exceed their estimated selling prices less the estimated costs of completion and sale.

(8)	The amounts for 2019 year-to-date exclude $1.9 million from non-cash project development write-downs.

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2019	2018	2019	2018
Payments for mineral properties, plant and equipment(1)	50,319	42,302	205,807	144,348
Add/(Subtract)
Advances received for leases	5,726	2,223	19,270	7,911
Non-Sustaining capital	(9,857)	(13,375)	(45,980)	(45,346)
Sustaining Capital	46,187	31,150	179,096	106,913

(1)	As presented on the unaudited interim consolidated statements of cash flows.

PAN AMERICAN SILVER CORP.	49

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	18,049	42,949	19,680	19,787	12,336	23,642	136,443
NRV inventory adjustments	—	(435)	—	—	—	(51)	(486)
On-site direct operating costs	18,049	42,513	19,680	19,787	12,336	23,591	135,957
Royalties	179	2,126	—	—	3,494	224	6,024
Smelting, refining & direct selling costs	4,775	21	5,592	4,091	4,509	2,160	21,148
Cash Costs before by-product credits	23,003	44,660	25,272	23,878	20,339	25,975	163,128
Silver segment by-product credits	(15,399)	(40,958)	(21,339)	(18,296)	(5,942)	(11,621)	(113,555)
Cash Costs	7,604	3,702	3,934	5,582	14,396	14,354	49,572

NRV inventory adjustments	—	435	—	—	—	51	486
Sustaining capital	1,957	8,106	2,834	3,945	2,048	696	19,584
Exploration and project development	565	274	—	51	—	39	929
Reclamation cost accretion	144	560	181	109	78	580	1,652
All-in sustaining costs	10,269	13,077	6,949	9,687	16,522	15,720	72,224

Silver segment silver ounces sold (koz)	1,770	1,402	736	515	1,001	928	6,352
Cash cost per ounce sold	4.30	2.64	5.34	10.85	14.38	15.47	7.80
AISC per ounce sold	5.80	9.33	9.44	18.83	16.50	16.94	11.37
AISC per ounce sold (excluding NRV inventory adjustments)	5.80	9.02	9.44	18.83	16.50	16.88	11.29

SILVER SEGMENT(1)	Three Months Ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	16,947	51,107	19,707	16,096	6,984	21,494	132,334
NRV inventory adjustments	—	(11,440)	—	—	—	(1,822)	(13,263)
On-site direct operating costs	16,947	39,667	19,707	16,096	6,984	19,671	119,070
Royalties	130	1,642	—	—	2,554	275	4,601
Smelting, refining & direct selling costs	2,050	31	6,061	2,524	1,816	2,132	14,614
Cash Costs before by-product credits	19,127	41,340	25,768	18,620	11,354	22,078	138,285
Silver segment by-product credits	(14,749)	(35,862)	(23,696)	(19,013)	(6,231)	(7,917)	(107,468)
Cash Costs	4,378	5,479	2,073	(394)	5,123	14,161	30,817

NRV inventory adjustments	—	11,440	—	—	—	1,822	13,263
Sustaining capital	5,364	13,255	6,099	4,357	1,637	436	31,150
Exploration and project development	711	241	7	123	—	51	1,133
Reclamation cost accretion	114	351	152	87	63	708	1,475
All-in sustaining costs	10,567	30,766	8,331	4,173	6,823	17,178	77,839

Silver segment silver ounces sold (koz)	1,780	870	858	674	502	615	5,299
Cash cost per ounce sold(2)	2.46	6.30	2.42	(0.58)	10.20	23.03	5.82
AISC per ounce sold	5.93	35.36	9.71	6.19	13.59	27.94	14.69
AISC per ounce sold (excluding NRV inventory adjustments)	5.93	22.21	9.71	6.19	13.59	24.98	12.19

PAN AMERICAN SILVER CORP.	50

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

SILVER SEGMENT	Year ended December 31, 2019
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	74,544	183,058	76,962	73,396	46,456	62,226	516,642
NRV inventory adjustments	—	(7,885)	—	—	—	8,240	356
On-site direct operating costs	74,544	175,174	76,962	73,396	46,456	70,466	516,998
Royalties	595	8,264	—	—	11,348	1,206	21,413
Smelting, refining & direct selling costs	17,420	106	21,088	15,675	11,871	6,738	72,898
Cash Costs before by-product credits	92,559	183,544	98,050	89,071	69,675	78,410	611,309
Silver segment by-product credits	(69,905)	(168,333)	(84,544)	(78,907)	(22,573)	(30,211)	(454,472)
Cash Costs	22,654	15,211	13,506	10,164	47,102	48,200	156,836

NRV inventory adjustments	—	7,885	—	—	—	(8,240)	(356)
Sustaining capital	9,721	49,660	10,936	12,599	4,960	2,757	90,632
Exploration and project development	1,445	1,105	13	327	—	305	3,195
Reclamation cost accretion	576	2,240	723	436	311	2,319	6,605
All-in sustaining costs(1)	34,396	76,100	25,178	23,526	52,373	45,341	256,913

Silver segment silver ounces sold (koz)	7,583	4,924	3,253	2,335	4,003	2,460	24,559
Cash cost per ounce sold	2.99	3.09	4.15	4.35	11.77	19.59	6.39
AISC per ounce sold	4.54	15.45	7.74	10.08	13.08	18.43	10.46
AISC per ounce sold (excluding NRV inventory adjustments)	4.54	13.85	7.74	10.08	13.08	21.78	10.48

SILVER SEGMENT(1)	Year ended December 31, 2018
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	70,248	179,165	75,382	68,068	33,461	85,468	511,793
NRV inventory adjustments		(24,567)				238	(24,330)
On-site direct operating costs	70,248	154,598	75,382	68,068	33,461	85,705	487,462
Royalties	616	7,991	—	—	9,943	2,124	20,673
Smelting, refining & direct selling costs	8,537	129	21,326	13,313	7,451	2,363	53,119
Cash Costs before by-product credits	79,401	162,718	96,708	81,381	50,855	90,192	561,256
Silver segment by-product credits	(63,442)	(170,337)	(91,155)	(93,142)	(20,829)	(44,420)	(483,325)
Cash Costs	15,959	(7,618)	5,553	(11,761)	30,026	45,772	77,931

NRV inventory adjustments	—	24,567	—	—	—	(238)	24,330
Sustaining capital	15,462	48,842	17,761	15,038	6,983	2,827	106,913
Exploration and project development	880	1,594	660	598	—	744	4,476
Reclamation cost accretion	457	1,405	609	347	252	2,832	5,902
All-in sustaining costs	32,758	68,790	24,583	4,222	37,261	51,937	219,552

Silver segment silver ounces sold (koz)	7,069	4,205	3,094	2,652	3,054	3,086	23,160
Cash cost per ounce sold(2)	2.26	(1.81)	1.79	(4.43)	9.83	14.83	3.36
AISC per ounce sold	4.63	16.36	7.95	1.59	12.20	16.83	9.48
AISC per ounce sold (excluding NRV inventory adjustments)	4.63	10.52	7.95	1.59	12.20	16.91	8.43

(1)
2018 AISC per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, and sustaining capital now includes lease payments. Previously leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(2)
Cash costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and are therefore different from previously reported 2018 "Cash Costs" which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the company to calculate the 2019 cash cost per ounce sold.

PAN AMERICAN SILVER CORP.	51

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	25,375	28,603	39,173	93,151
Purchase Price Allocation Inventory Fair Value Adjustment	(916)	(750)	(17)	(1,683)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	24,459	27,853	39,156	91,468
Royalties	—	—	1,912	1,912
Smelting, refining & direct selling costs	173	118	35	326
Cash Costs before by-product credits	24,632	27,971	41,103	93,706
Gold segment by-product credits	(507)	(92)	(91)	(690)
Cash Costs of Sales	24,125	27,879	41,012	93,016

NRV inventory adjustments	—	—	—	—
Sustaining capital	14,156	8,382	4,066	26,603
Exploration and project development	82	33	518	633
Reclamation cost accretion	290	447	40	777
All-in sustaining costs	38,653	36,740	45,636	121,030

Gold segment gold ounces sold	39,849	48,062	46,400	134,310
Cash cost per ounce sold	605	580	884	693
AISC per ounce sold	970	764	984	901
AISC per ounce sold (excluding NRV inventory adjustments)	970	764	984	901

GOLD SEGMENT	Year ended December 31, 2019
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins(1)	Total
Production Costs	90,877	99,915	133,863	324,655
Purchase Price Allocation Inventory Fair Value Adjustment	(14,003)	(19,978)	(9,414)	(43,395)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	76,874	79,937	124,449	281,260
Royalties	—	—	5,308	5,308
Smelting, refining & direct selling costs	501	345	107	953
Cash Costs before by-product credits	77,375	80,282	129,864	287,521
Gold segment by-product credits	(1,411)	(278)	(279)	(1,968)
Cash Costs of Sales	75,964	80,004	129,585	285,553

NRV inventory adjustments	—	—	—	—
Sustaining capital	29,873	47,557	11,035	88,464
Exploration and project development	787	358	2,259	3,404
Reclamation cost accretion	983	1,515	139	2,637
All-in sustaining costs	107,607	129,434	143,019	380,059

Gold segment gold ounces sold	133,298	124,206	143,300	400,804
Cash cost per ounce sold	570	644	904	712
AISC per ounce sold	807	1,042	998	948
AISC per ounce sold (excluding NRV inventory adjustments)	807	1,042	998	948

(1)	Timmins refers to the Timmins West and Bell Creek mines.

PAN AMERICAN SILVER CORP.	52

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and twelve months ended December 31, 2019 and 2018, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2019	2018	2019	2018
Net earnings for the period	$51,706	$(63,577)	$111,244	$12,041
Adjust for:
Loss on derivatives	—	60	14	1,078
Impairment charges	40,050	27,789	40,050	27,789
Write-down of project development costs	—	—	1,882	—
Unrealized foreign exchange losses	(1,395)	(348)	6,057	10,337
Net realizable value adjustments to heap inventory	4,128	12,977	29,833	24,082
Unrealized gains on commodity and foreign currency contracts	(1,046)	765	(646)	(2,481)
Share of income from associate and dilution gain	(14,246)	182	(15,245)	(13,679)
Reversal of previously accrued tax liabilities	—	—	—	(1,188)
Metal inventory loss	—	4,670	—	4,670
Gains on sale of mineral properties, plant and equipment	(1,040)	56	(3,858)	(7,973)
Closure and decommissioning liability adjustment	—	2,832	—	2,832
Transaction and integration costs	(197)	10,229	7,515	10,229
Adjust for effect of taxes relating to the above	(1,455)	(5,832)	(11,208)	(9,914)
Adjust for effect of foreign exchange on taxes	(7,597)	8,175	(7,651)	1,611
Adjusted earnings for the period	$68,908	$(2,022)	$157,987	$59,434
Weighted average shares for the period	209,671	153,352	201,397	153,315
Adjusted earnings per share for the period	$0.33	$(0.01)	$0.78	$0.39
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of long-term debt (including amounts drawn on the Revolving Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.

PAN AMERICAN SILVER CORP.	53

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in foreign jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; and risks related to its relations with employees. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Financial Instruments and related risks section of the 2019 Financial Statements. Certain additional risk factors relating to the business of Tahoe are described in the Company’s management information circular dated December 4, 2018, with respect to the Arrangement, which is available on SEDAR at www.sedar.com. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Instruments Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the Company's 2019 Financial Statements under Note 9 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following provides a description of the risks related to financial instruments and how management manages these risks:
Metal Price Fluctuations
The majority of our revenue is derived from the sale of silver, gold, zinc, copper and lead, and therefore fluctuations in the price of these metals significantly affects our operations and profitability. Our sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond our control. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2019, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

PAN AMERICAN SILVER CORP.	54

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

2020 Revenue Metal Price Sensitivity

		Gold Price
		$1,225	$1,325	$1,425	$1,525	$1,625	$1,725	$1,825
Silver Price	$14.50	83%	87%	91%	95%	99%	103%	107%
	$15.50	85%	89%	93%	97%	101%	105%	109%
	$16.50	86%	90%	94%	98%	102%	106%	111%
	$17.50	88%	92%	96%	100%	104%	108%	112%
	$18.50	89%	94%	98%	102%	106%	110%	114%
	$19.50	91%	95%	99%	103%	107%	111%	115%
	$20.50	93%	97%	101%	105%	109%	113%	117%
Since base metal and gold revenue are treated as a by-product credit for purposes of calculating Cash Costs per ounce of silver sold and AISC, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected AISC per ounce according to our 2020 guidance against various price assumptions for the Company’s two main by-product credits, zinc and gold, expressed in percentage terms:
2020 AISC Metal Price Sensitivity

		Gold Price
		$1,225	$1,325	$1,425	$1,525	$1,625	$1,725	$1,825
Zinc Price	$2,050	260%	210%	161%	112%	62%	13%	(36)%
	$2,150	256%	206%	156%	107%	58%	9%	(40)%
	$2,250	252%	202%	153%	103%	54%	5%	(44)%
	$2,350	248%	198%	149%	100%	51%	2%	(47)%
	$2,450	245%	195%	146%	97%	47%	(2)%	(51)%
	$2,550	241%	192%	142%	93%	44%	(5)%	(54)%
	$2,650	238%	188%	139%	90%	41%	(9)%	(58)%
The price of silver and other metals are affected by numerous factors beyond our control, including:

•	global and regional levels of supply and demand;

•	sales by government holders and other third parties;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability, demand and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates, inflation and currency values;

•	increased demand for silver or other metals for new technologies; and

•	reduced demand resulting from obsolescence of technologies and processes utilizing silver and other metals.
In addition to general global economic conditions that can have a severely damaging effect on our business in many ways, declining market prices for metals could materially adversely affect our operations and profitability. A decrease

PAN AMERICAN SILVER CORP.	55

Management Discussion and Analysis For the years ended December 31, 2019 and 2018 in the market price of silver, gold and other metals could affect the commercial viability of our mines and production at some of our mining properties. Lower prices could also adversely affect future exploration and our ability to develop mineral properties and mines, including the development of capital intensive projects such as Navidad, all of which would have a material adverse impact on our financial condition, results of operations and future prospects. There can be no assurance that the market prices will remain at sustainable levels.
If market prices of gold and silver remain below levels used in Pan American’s impairment testing and reserve prices for an extended period of time, Pan American may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment, requiring Pan American to perform an impairment assessment on related assets. Pan American further discusses key assumptions used in measuring the recoverable amounts of its mining assets in Note 13 of Pan American’s Audited Consolidated Financial Statements for the year ended December 31, 2019. Due to the sensitivity of the recoverable amounts to long term metal prices, as well as to other factors including changes to mine plans and cost escalations, any significant change in these key assumptions and inputs could result in impairment charges in future periods.
The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure, depending on market conditions. From time to time, we mitigate the market price risk associated with our base metal production by committing some of our forecast base metal production to forward sales and options contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. As at December 31, 2019 the Company had no outstanding contracts to sell base metal production.
We take the view that our precious metals production should not be hedged, thereby allowing the maximum exposure to precious metal prices. However, in extreme circumstances, the Board of Directors may make exceptions to this approach. Such decisions could have material adverse effects upon our financial performance, financial position, and results of operations.
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. We continued to sell copper concentrates to other buyers but on inferior terms. The Doe Run Peru smelter remains closed and we are owed approximately $7.6 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.
As at December 31, 2019, we had receivable balances associated with buyers of our concentrates of $48.8 million (2018 - $40.8 million) and receivable balances associated with buyers of our doré of $17.5 million (2018 - $nil). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. For example, in November 2018, Republic Metals Corporation ("Republic"), a refinery used by us, filed for bankruptcy. At the time of the bankruptcy, Republic had possession of approximately $4.9 million of our metal and we are pursuing a claim to collect damages, but, like many other creditors, we may also be subject to alleged preference claims against us. As at December 31, 2019, we had approximately $58.2 million (2018 - $19.7 million) contained in precious metal inventory

PAN AMERICAN SILVER CORP.	56

Management Discussion and Analysis For the years ended December 31, 2019 and 2018 at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites and in-transit to refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to our counterparties’ credit risk to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2019, we had made $3.4 million of supplier advances (2018 - $14.4 million), which are reflected in “Trade and other receivables” on Pan American's balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Exchange Rate Risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $123.4 million in Canadian dollars, $5.2 million in Mexican pesos, $2.4 million in Peruvian soles, $3.7 million in Argentine pesos, $3.4 million in Bolivian bolivianos, and $0.4 million in Guatemalan quetzals as at December 31, 2019.
As at December 31, 2019, Pan American had outstanding positions on $12.0 million in foreign currency exposure of Mexican peso ("MXN") purchases, $60.0 million of Peruvian sol ("PEN") purchases, and $30.0 million of Canadian dollar ("CAD") purchases. MXN purchases had put rates of 19.50 and call rates ranging from $20.82 to $21.59 expiring between January 2020 and December 2020. PEN purchases had put rates of $3.35 and call rates ranging from $3.40 to $3.55 expiring between January 2020 and December 2020. And, CAD purchases had put rates of $1.30 and call rates of $1.37 expiring between January 2020 and December 2020.
For the year ended December 31, 2019, the Company recorded gains of $1.0 million (2018 - gains of $0.7 million), $0.7 million (2018 - $nil), and $0.3 million (2018 - $nil) on MXN, PEN, and CAD derivative contracts, respectively.

PAN AMERICAN SILVER CORP.	57

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2020, expressed in percentage terms:
2020 Cost of Sales Exchange Rate Sensitivity

		MXN/USD
		$18.00	$18.50	$19.00	$19.50	$20.00	$20.50	$21.00
PEN/ USD	$3.04	102%	102%	102%	102%	101%	101%	101%
	$3.14	102%	102%	101%	101%	101%	101%	100%
	$3.24	101%	101%	101%	101%	100%	100%	100%
	$3.34	101%	101%	100%	100%	100%	100%	99%
	$3.44	100%	100%	100%	100%	99%	99%	99%
	$3.54	100%	100%	99%	99%	99%	99%	98%
	$3.64	99%	99%	99%	99%	98%	98%	98%
Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized locally to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

PAN AMERICAN SILVER CORP.	58

Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Taxation Risks
In addition to the risks relating to taxation discussed under the heading “Governmental Regulation”, we are also exposed to other tax related risks. In assessing the probability of realizing income tax assets recognized, we make estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within our control, are feasible, and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit us from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.
Claims and Legal Proceedings
We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims are from current or ex-employees, or employees of former or current owners of our operations such as the Quiruvilca-related claims in Peru, some of which involve claims of significant value, and include alleged improper dismissals, workplace illnesses, such as silicosis, and claims for additional profit-sharing and bonuses in prior years. In some cases, we may become subject to class action lawsuits. For example, in mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing. In October 2018, Tahoe learned that a similar proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. Tahoe has disputed the allegations made in these suits, however the outcomes are not determinable at this time. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights, or environmental or social damage, and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
Foreign Operations
In 2019, a significant portion of our production and revenues were derived from our operations in Peru, Mexico, Argentina, and Bolivia and, as a result, we are exposed to a number of risks and uncertainties, including:

•
expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

•	changing political and fiscal regimes, sometimes unexpectedly or as a result of precipitous events, and economic and regulatory instability;

•	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

•	delays or inability to obtain or maintain necessary permits, licenses or approvals;

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

•	opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims;

•	restrictions on foreign investment;

•	limitations on repatriation of operating cash flows, including legal and practical restrictions to transfer funds from foreign jurisdictions;

•	unreliable or undeveloped infrastructure;

•	labour unrest and scarcity;

•	human rights violations including indigenous rights claims;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to imports and exports;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

•	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

•	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

•	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

•	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

•	civil unrest, terrorism and hostage taking;

•	military repression and increased likelihood of international conflicts or aggression; and

•	increased public health concerns.
Certain of these risks and uncertainties are illustrated well by circumstances in Guatemala and Bolivia.
Some communities and non-governmental organizations ("NGOs") have been vocal and active in their opposition to mining and exploration activities in Guatemala. In July 2017, the Escobal mining license was suspended as a result of a court proceeding initiated by an NGO in Guatemala, based upon the allegation that Guatemala’s Ministry of Energy and Mines ("MEM") violated the Xinka indigenous people’s right of consultation. After several decisions and appeals on the matter, a decision of the Constitutional Court of Guatemala was rendered on September 3, 2018, determining that the Escobal mining license would remain suspended until the Guatemala MEM completes an ILO 169 consultation. The consultation process is proceeding, with the pre-consultation stage underway. Normal operations at Escobal mine remain suspended. Legal challenges to the consultation process have been filed with the Guatemalan Supreme Court and the outcome of those challenges is unknown. The process and timing for completing the ILO 169 consultation remains uncertain. In addition, in June 2017, the Company's wholly owned subsidiary Minera San Rafael S.A. ("MSR") which owns the Escobal mine, filed its annual request to renew the Escobal mine’s export credential with the Guatemala MEM. However, the Guatemala MEM did not renew the export credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The export credential therefore expired in August 2017 and has not been renewed.
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to unilaterally amend or enact laws, and which enshrined the concept that all natural resources belong to the Bolivian people. On May 28, 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of the Mining Corporation of Bolivia "COMIBOL") and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 completed. The primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government further enacted the New Conciliation and Arbitration Law, which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, its application is unclear and we await clarification by regulatory authorities in order to assess its impact on our business.
Criminal activity and violence are also prevalent in some areas that we work in. For example, violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Operations at our Dolores mine were temporarily curtailed in 2018 as a result of such violence and the threat of violence on the access roads to the mine. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations.
Challenges also exist with respect to inconsistent application of the rule of law, and to sometimes unreliable and biased legal systems and judiciary. In April 2012, Pan American sold all of its interest in the Quiruvilca mine (“Quiruvilca”) in Peru, which was previously owned by our subsidiary, Huaron. Since the 2012 sale, a substantial number of labour-related claims have been made by persons alleging to be former or then-current employees working at the Quiruvilca mine. Notwithstanding that an overwhelming majority of these claims were made exclusively against the subsequent owners of Quiruvilca, that Huaron has not owned or been involved with Quiruvilca for a number of years, and that Huaron was not afforded the opportunity to participate or challenge the assertions in court, the labour courts in Trujillo, Peru, have in many cases, imputed liability on Huaron. In some cases, the courts ordered seizure of monies from Huaron’s local bank accounts and garnishment of funds due to Huaron from certain of its trading partners. In August 2018, the current owner of Quiruvilca declared bankruptcy, further exacerbating the situation. Huaron has challenged the basis of the labour court’s decisions in Trujillo, and in the Commercial Court and Constitutional Courts of Peru. Pan American believes it has a strong legal position against liability for these claims and intends to continue to vigorously challenge them and enforce certain contractual rights to indemnification. However, there can be no assurance that the outcome of the proceedings or any enforcement of our rights will be favorable to us or that it will not have a material adverse impact on our financial position. Huaron will likely be subject to further labour-related claims, and could also be subject to, directly or indirectly, claims by creditors of the current owner of Quiruvilca and claims relating to the now abandoned mine site, which in aggregate could be material.
In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Governmental Regulation
Our operations, exploration, and development activities are subject to extensive laws and regulations in the jurisdictions in which we conduct our business, including with respect to:

•	environmental protection, including carbon emissions;

•	permitting;

•	management and use of toxic substances and explosives;

•	management and use of natural resources, including water and energy supplies;

•	management of waste and wastewater;

•	exploration, development, production, and post-closure reclamation of mines;

•	imports and exports;

•	transportation;

•	price controls;

•	taxation;

•	mining royalties;

•	labour standards, employee profit-sharing and occupational health and safety, including mine safety;

•	human rights;

•	social matters, including historic and cultural preservation, engagement and consultation, local hiring and procurement, development funds;

•	anti-corruption and anti-money laundering; and

•	data protection and privacy.
The costs associated with compliance with these and future laws and regulations can be substantial, and changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. In addition, the regulatory and legal framework in some jurisdictions in which we operate are out-dated, unclear and at times, inconsistent. A failure to comply with these laws and regulations, including with respect to our past and current operations, and possibly even actions of parties from whom we acquired our mines or properties, could lead to, among other things, the imposition of substantial fines, penalties, sanctions, the revocation of licenses or approvals, expropriation, forced reduction or suspension of operations, and other civil, regulatory or criminal proceedings.
Many of the jurisdictions in which we operate also have certain laws or policies that impose restrictions on mining activities. For example, there are currently laws in the Province of Chubut, Argentina, which, among other things, prohibit open pit mining and the use of cyanide in mineral processing across the entire Province. As currently enacted, the laws in the Province of Chubut would likely render any future construction and development of the Navidad property uneconomic or not possible at all. There is no guarantee that these restrictions on mining will be removed or that they will not become more restrictive, or that new constraints will not be imposed, including those that might have significant economic impacts on our operations and profitability.
Unanticipated or drastic changes in laws and regulations have affected our operations in the past. For example, under previous political regimes in Argentina, the government intensified the use of severe price, foreign exchange, and import controls in response to unfavourable domestic economic trends. These included informal restrictions on dividend, interest, and service payments abroad and limitations on the ability to convert ARS into USD, exposing us to additional risks of ARS devaluation and high domestic inflation. While some of these restrictions had begun to ease after the elections in 2015, the government introduced a new export duty in 2018 on silver and gold doré exported from Argentina. In 2019, we paid approximately $3.5 million (2018 - $1.6 million) in export duties, representing an average rate for the export duty of approximately 6%. Following elections in 2019, the new government in Argentina has begun reinstituting some of the previous unfavourable economic policies, such as strict currency controls.
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Taxation and royalties are often subject to change and are

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 vulnerable to increases in both poor and good economic times, especially in many resource rich countries. The addition of new taxes, specifically those aimed at mining companies, could have a material impact on our operations and will directly affect profitability and our financial results.
In late December 2016, for example, the Zacatecas state government in Mexico enacted a new set of ecological taxes which took effect on January 1, 2017. The Zacatecas Tax applies broadly across a number of industries in the State of Zacatecas that involve extraction, emissions to the air, soil or water, and deposits of residue or waste. The Zacatecas Tax primarily effects the La Colorada mine in respect of the materials placed in its tailings storage facility. We paid approximately $2.0 million in respect of the Zacatecas Tax in 2019 (2018 - $1.2 million). The validity of the Zacatecas Tax has been challenged on constitutional grounds by various parties, including Pan American.
Community Action
The success of our business is, in many ways, dependent on maintaining positive and respectful relationships with communities in the areas where we work. There is an increasing level of public concern relating to the perceived effects of mining activities, particularly on communities and peoples impacted by such activities. Communities and NGOs have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have a material adverse effect on our operations, such as setting up road closures and commencing lawsuits. In certain circumstances, such actions might ultimately result in the cessation of mining activities and the revocation of permits and licenses. These actions relate not only to current activities, but are often in respect of past activities by prior owners of mining properties. The manner with which we respond to civil disturbances and other activities can give rise to additional risks where those responses are perceived to be inconsistent with international standards, including those with respect to human rights.
On June 18, 2014, seven plaintiffs filed an action against Tahoe in the British Columbia Supreme Court alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs sought compensatory and punitive damages. In April 2017, three of the seven plaintiffs settled their claims against Tahoe. On July 30, 2019, we settled, on behalf of Tahoe, the remaining four plaintiffs’ claims and the British Columbia Supreme Court action was dismissed.
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine that we recently acquired. Operations were reduced between June 8 and June 19, 2017 to conserve fuel, and on July 5, 2017, were ultimately ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against the Guatemala MEM was heard on the merits. A second roadblock was initiated in 2018 near the community of Mataquescuintla. While we have been taking steps to regain trust and repair relationships, there is no guarantee that a positive resolution will be reached.
Pan American is continuing with the implementation of the Mining Association of Canada’s “Towards Sustainable Mining” ("TSM"), a program designed to enhance our community engagement processes, drive world-leading environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities. As part of TSM, we have implemented a response mechanism which helps us manage our social risks by better understanding and responding to community questions or concerns around the perceived or actual impacts of our activities. While we are committed to operating in a responsible manner, there is no assurance that our efforts will be successful at mitigating adverse impacts to our operations, and we may suffer material consequences to our business, including among other things, delays and closures, increased costs, and significant reputational damage.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Title to Assets
The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine, including in Bolivia where the government has title to the concessions and our right to mine is contractual in nature. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties. We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.
For example, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s  surface lands in the Agrarian Courts of Mexico.  They have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development of Mexico’s Federal Government (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, Pan American filed an amparo against such process and obtained an injunction to protect it’s ownership of these surface rights pending the outcome of the amparo and a further review by SEDATU. If Pan American is unable to acquire or maintain access to those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
Similarly, in Guatemala, the land title system is not well developed and in many cases, relies on informal, hereditary or possessory rights. Such informal systems can create significant uncertainty in obtaining and maintaining ownership or rights of access, in defining precise locations or clear boundaries to properties, and substantiating rights if challenged. It is also difficult to establish the identity of parties who may have, or purport to have, an interest in such property. Many of the surface areas on which the Escobal mine is located are based on such informal rights. MSR is subject to a legal action by an individual claiming to own title to certain lands within the Escobal mine site that MSR had previously purchased. If we are unable to maintain existing lands and access, or to obtain new lands as required, there may be significant adverse impacts to the mine and its operation.
We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk in a number of countries in which we operate, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. There is limited activity at our Navidad property, for example, as a result of legal restrictions relating to mining, and there is a risk that the federal or provincial governments in Argentina are dissatisfied with a lack of advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.
In many jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.
We do not own most of the surface rights to the areas that overlie our mining concessions comprising the Morococha mine, nor to the areas where administration and operations are taking place, but were used by us pursuant to a usufruct agreement. These surface rights have been the subject of various disputes over the many years of operation at the Morococha mine. In June 2010, we reached an agreement with Minera Chinalco Peru ("MCP") that clearly defines each party’s long-term surface rights and provides for the dismissal of the various judicial and administrative claims, therefore providing more certainty to the land situation for our Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. Under

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 the terms of the agreement, Argentum is required to relocate the core Morococha facilities over a 5-year period and transfer certain mineral concessions and access rights to MCP that it needs in order to proceed with the development of the Toromocho project. In exchange, Argentum is to receive periodic cash payments from MCP which would off-set a portion of the capital required for the facility relocation, and a package of surface rights, easements, and mineral concessions in order to relocate the facilities and to continue uninterrupted operations. Pursuant to the agreement, the transfer of lands and rights and the cash payments would occur over a period of time and are dependent on meeting certain milestones. During the course of the agreement, however, certain adjustments have been made by the parties with respect to the timing of achieving milestones, in some cases informally, and additional adjustments will be required going forward. As of December 31, 2019, the Morococha facilities had not been relocated within the time period originally established in the agreement, and the parties had not yet agreed on a revised milestone. Although this agreement has diminished the risks associated with the Morococha land situation, there is no certainty that amended milestones can be agreed upon or achieved by the parties, that the relationship will continue in an amicable fashion, and that the future relocation and other costs associated with the commitments in the agreement will not render continued operations at the Morococha mine uneconomic.
General Economic Conditions
General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

•	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

•	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;

•	recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.
In addition, the current outbreak of the novel coronavirus (COVID-19) that was first reported from Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens or the existence of pandemics could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations, and our employees and contractors, and the operations of our suppliers, service providers, including smelter and refining service providers, and the demand for our production. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. To date, the coronavirus has not spread widely in areas where we have operations. If the coronavirus spreads to those areas, however, it may have a significant adverse impact on our workforce, production levels, and our ability to continue operating some of our mines. Government efforts to curtail the spread of the coronavirus may also result in temporary or long-term suspensions or shut-downs of our operations. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others.
Moreover, the actual and threatened spread of the coronavirus globally could also have a material adverse effect on the regional economies in which we operate, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive and could result in any operations affected by coronavirus becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain, and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments and assumptions using the most current information available. The significant judgments and key sources of estimation uncertainty in the application of accounting policies are described in Note 5 and Note 6 of the 2019 Financial Statements, respectively.
Readers should also refer to Note 3 of the 2019 Financial Statements, for the Company’s summary of significant accounting policies.

CHANGES IN ACCOUNTING STANDARDS
New and Amended IFRS Standards that are Effective for the Current Year
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected to record the transition date right-of-use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the Right-of-Use-Assets ("ROU Assets") and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of ROU Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU Asset and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.
The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.
Recognition Exemptions
The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Leases
The Company’s leased assets include land, buildings, vehicles, and machinery and equipment with a carrying value of $45.8 million at December 31, 2019. Effective January 1, 2019, the Company adopted IFRS 16 as outlined in Note 18, recognizing $21.4 million of ROU assets, $18.9 million of lease obligations and deferred tax assets/liabilities of $nil.
New and amended IFRS standards not yet effective
New accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

DISCLOSURE CONTROLS AND PROCEDURES
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
As of December 31, 2019, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that, as of December 31, 2019, Pan American’s internal control over financial reporting was effective.
Management reviewed the results of management’s assessment with the Audit Committee of the Board. Deloitte LLP, an independent registered public accounting firm, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. Deloitte LLP has provided such opinions.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2019 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

MINERAL RESERVES AND RESOURCES

Pan American Silver Corporation Mineral Reserves as of June 30, 2019 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Proven	6.2	168	33.5	N/A	N/A	0.69	1.44	3.02
		Probable	3.7	170	20.1	N/A	N/A	0.33	1.55	3.00
Morococha (92.3%)(3)	Peru	Proven	4.1	147	19.5	N/A	N/A	0.38	1.38	4.03
		Probable	2.2	173	12.3	N/A	N/A	0.31	1.20	3.26
La Colorada	Mexico	Proven	4.0	395	50.8	0.33	42.0	N/A	1.72	3.11
		Probable	5.4	287	49.6	0.26	44.4	N/A	1.35	2.44
Dolores	Mexico	Proven	35.9	26	29.8	0.84	967.4	N/A	N/A	N/A
		Probable	7.8	28	6.9	0.84	210.7	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	0.8	170	4.6	1.35	36.2	N/A	N/A	N/A
		Probable	0.1	204	0.9	3.64	16.0	N/A	N/A	N/A
San Vicente (95%)(3)	Bolivia	Proven	1.4	414	18.6	N/A	N/A	0.43	0.35	3.06
		Probable	0.5	345	6.0	N/A	N/A	0.32	0.42	2.71
Joaquin	Argentina	Probable	0.5	721	11.0	0.41	6.2	N/A	N/A	N/A
COSE	Argentina	Probable	0.1	918	2.2	17.7	43.3	N/A	N/A	N/A
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2	N/A	1.02	1.75
		Probable	22.1	316	225.0	0.34	243.8	N/A	0.77	1.25
Total Silver Segment(4)			97.5	169	530.4	0.64	1,644.1	0.47	1.10	2.24
Gold Segment
La Arena	Peru	Proven	27.4	N/A	N/A	0.36	319.4	N/A	N/A	N/A
		Probable	9.5	N/A	N/A	0.30	90.9	N/A	N/A	N/A
Shahuindo	Peru	Proven	69.8	6	14.4	0.51	1,133.2	N/A	N/A	N/A
		Probable	42.8	6	7.8	0.46	629.9	N/A	N/A	N/A
Timmins	Canada	Proven	2.7	N/A	N/A	3.06	269.1	N/A	N/A	N/A
		Probable	7.2	N/A	N/A	3.10	718.6	N/A	N/A	N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9	N/A	N/A	N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Total Gold Segment(4)			175.0	6	26.8	0.62	3,476.9	N/A	N/A	N/A
Total Gold and Silver Segments(4)		Proven + Probable	272.5	77	557.2	0.63	5,121.1	0.47	1.10	2.24

(1)	See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2019”.

(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101).

(3)	This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.

(4)	Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Pan American Silver Corporation Measured and Indicated Mineral Resources as of June 30, 2019(1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Measured	2.2	157	11.0	N/A	N/A	0.59	1.50	2.80
		Indicated	2.4	155	12.0	N/A	N/A	0.61	1.64	3.03
Morococha (92.3%)(3)	Peru	Measured	0.3	138	1.2	N/A	N/A	0.29	0.86	2.14
		Indicated	0.3	143	1.6	N/A	N/A	0.20	0.83	2.09
La Colorada	Mexico	Measured	0.5	229	3.8	0.24	4.0	N/A	0.65	1.16
		Indicated	1.6	185	9.6	0.15	7.8	N/A	0.56	1.16
Dolores	Mexico	Measured	2.0	21	1.3	0.35	22.0	N/A	N/A	N/A
		Indicated	1.5	28	1.4	0.56	27.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	0.1	164	0.7	1.65	7.1	N/A	N/A	N/A
		Indicated	0.2	241	1.4	2.86	16.5	N/A	N/A	N/A
San Vicente (95%)(3)	Bolivia	Measured	0.9	161	4.4	N/A	N/A	0.22	0.20	2.27
		Indicated	0.3	158	1.4	N/A	N/A	0.27	0.21	1.73
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Joaquin	Argentina	Indicated	0.1	385	0.7	0.58	1.1	N/A	N/A	N/A
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7	N/A	0.31	0.59
		Indicated	14.2	201	91.6	0.20	93.0	N/A	0.38	0.66
Total Silver Segment(4)			184.0	134	792.9	0.27	195.3	0.06	0.82	1.21
Gold Segment
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9	N/A	N/A	N/A
		Indicated	4.5	9	1.3	0.50	71.2	N/A	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
La Arena	Peru	Measured	1.3	N/A	N/A	0.41	17.5	N/A	N/A	N/A
		Indicated	1.7	N/A	N/A	0.38	20.6	N/A	N/A	N/A
Shahuindo	Peru	Measured	3.7	7	0.8	0.53	63.2	N/A	N/A	N/A
		Indicated	8.4	5	1.5	0.46	123.6	N/A	N/A	N/A
Timmins	Canada	Measured	1.7	N/A	N/A	3.89	212.4	N/A	N/A	N/A
		Indicated	5.4	N/A	N/A	3.41	587.8	N/A	N/A	N/A
La Arena II	Peru	Measured	155.7	N/A	N/A	0.25	1,265.2	0.37	N/A	N/A
		Indicated	586.7	N/A	N/A	0.23	4,371.9	0.35	N/A	N/A
Fenn-Gib	Canada	Indicated	40.8	N/A	N/A	0.99	1,298.6	N/A	N/A	N/A
Whitney	Canada	Measured	1.0	N/A	N/A	7.02	218.1	N/A	N/A	N/A
		Indicated	2.3	N/A	N/A	6.77	490.5	N/A	N/A	N/A
Gold River	Canada	Indicated	0.7	N/A	N/A	5.29	117.4	N/A	N/A	N/A
Juby	Canada	Indicated	26.6	N/A	N/A	1.28	1,094.7	N/A	N/A	N/A
Marlhill	Canada	Indicated	0.4	N/A	N/A	4.52	57.4	N/A	N/A	N/A
Vogel	Canada	Indicated	2.2	N/A	N/A	1.75	125.0	N/A	N/A	N/A
Total Gold Segment(4)			854.9	7	4.1	0.38	10,439.6	0.35	N/A	N/A
Total Gold and Silver Segments(4)		Measured + Indicated	1,038.8	123	797.0	0.38	10,634.9	0.30	0.82	1.21

(1)	See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2019”.

(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101).

(3)	This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.

(4)	Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Pan American Silver Corporation Inferred Mineral Resources as of June 30, 2019(1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Silver Segment
Huaron	Peru	Inferred	6.2	155	30.8	N/A	N/A	0.41	1.45	2.77
Morococha (92.3%)(3)	Peru	Inferred	4.5	138	19.9	N/A	N/A	0.37	1.02	3.26
La Colorada	Mexico	Inferred	8.1	133	34.5	0.12	31.6	N/A	2.03	4.01
Dolores	Mexico	Inferred	4.0	47	6.0	1.22	156.3	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.5	194	3.0	2.71	41.4	N/A	N/A	N/A
San Vicente (95%)(3)	Bolivia	Inferred	3.0	289	27.9	N/A	N/A	0.24	0.38	3.32
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Joaquin	Argentina	Inferred	—	389	0.1	1.29	0.2	N/A	N/A	N/A
COSE	Argentina	Inferred	—	382	0.3	7.10	6.3	N/A	N/A	N/A
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7	N/A	0.22	0.42
Total Silver Segment(4)			74.0	106	252.5	0.62	289.5	0.10	0.8	3.2
Gold Segment
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6	N/A	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
La Arena	Peru	Inferred	1.1	N/A	N/A	0.30	10.7	N/A	N/A	N/A
Shahuindo	Peru	Inferred	10.0	5	1.6	0.44	140.6	N/A	N/A	N/A
Shahuindo Sulphide	Peru	Inferred	97.4	14	45.1	0.74	2323.3	N/A	N/A	N/A
Timmins	Canada	Inferred	3.7	N/A	N/A	3.74	443.8	N/A	N/A	N/A
La Arena II	Peru	Inferred	91.6	N/A	N/A	0.23	683.1	0.17	N/A	N/A
Fenn-Gib	Canada	Inferred	24.5	N/A	N/A	0.95	750.0	N/A	N/A	N/A
Whitney	Canada	Inferred	1.0	N/A	N/A	5.34	170.7	N/A	N/A	N/A
Gold River	Canada	Inferred	5.3	N/A	N/A	6.06	1,027.4	N/A	N/A	N/A
Juby	Canada	Inferred	96.2	N/A	N/A	0.94	2,908.8	N/A	N/A	N/A
Vogel	Canada	Inferred	1.5	N/A	N/A	3.60	168.8	N/A	N/A	N/A
Total Gold Segment(4)			369.8	13	50.0	0.78	9,297.6	0.17	N/A	N/A
Total Gold and Silver Segments(4)		Inferred	443.8	48	302.5	0.78	9,587.1	0.14	0.8	3.2

(1)	See table below entitled “Metal price assumptions used to estimate mineral reserves and resources as at June 30, 2019”.

(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101).

(3)	This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.

(4)	Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Metal Price Assumptions Used to Estimate Mineral Reserves and Resources as of June 30, 2019
Property	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	17.00	1,300	6,000	2,100	2,500
Morococha	All categories	17.00	1,300	6,000	2,100	2,500
La Colorada	All categories	17.00	1,300	6,000	2,100	2,500
Dolores	Reserves	17.00	1,300
	Resources	22.00	1,400
La Bolsa	All categories	14.00	825
Manantial Espejo	All categories	16.00	1,300
San Vicente	All categories	17.00	1,300	6,000	2,100	2,500
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	All categories	16.00	1,300
COSE	All categories	16.00	1,300
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	17.00	1,300
	Resources	22.00	1,400
Shahuindo Sulphide	Inferred Resource	15.00	1,400
La Arena	Reserves	17.00	1,400
	Resources	22.00	1,500
La Arena II	All categories		1,500	8,816
Timmins - Bell Creek	All categories		1,300
Fenn-Gib	Inside pit		1,190
	Below pit		1,190
Whitney	All categories		1,200
Gold River	All categories		1,200
Juby(1)	All categories
Marlhill	All categories		1,125
Vogel	Inside pit		1,150
	Below pit		1,150

(1)	Estimation used a cut-off grade of 0.40% g/t Au
General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated March 12, 2020, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Grades are shown as contained metal before mill recoveries are applied.
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial and operational performance; future production of silver, gold and other metals produced by the Company, including the Acquired Mines; future Cash Costs and AISC; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; the anticipated amount and timing of production at each of the Company’s properties and in the aggregate; our expectations with respect to future metal prices and exchange rates; the timing and disclosure of the allocation of purchase price for the Tahoe Acquisition; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and completion thereof; the anticipated timing for commencement of commercial production at our COSE and Joaquin projects; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); risks related to the technological

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018 and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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Management Discussion and Analysis For the years ended December 31, 2019 and 2018

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American, in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public companies that report in accordance with U.S. standards.

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